Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

New Found Gold Corp. (the “Company”)

1133 Melville Street Suite 3500, The Stack

Vancouver, British Columbia

Canada, V6E 4E5

1.2	Executive Officer

Keith Boyle

Chief Executive Officer

(416) 910 4653

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On November 13, 2025, the Company acquired all of the issued and outstanding common shares (the “Maritime Shares”) of Maritime Resources Corp. (“Maritime”) that it did not already own (the “Arrangement”) pursuant to an arrangement agreement (the “Arrangement Agreement”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia).

Maritime is a Canadian gold exploration and development company. Maritime’s principal asset is the Hammerdown gold project located near the Baie Verte District of central Newfoundland and Labrador, Canada (the “Hammerdown Project”). Maritime holds a 100% interest directly and subject to option agreements entitling it to earn 100% ownership in the Green Bay Property (“Green Bay”) which includes the former Hammerdown gold mine and the Orion Gold Project. Maritime controls over 439 km2 of exploration land including Green Bay, Whisker Valley, Gull Ridge and Point Rousse projects. Mineral processing assets owned by Maritime in the Baie Verte mining district include the Pine Cove mill and the Nugget Pond gold plant.

The Arrangement is more fully described in the press releases of the Company dated September 5, 2025 and November 13, 2025 and filed on SEDAR+ at www.sedarplus.ca under the Company’s SEDAR+ profile.

2.2	Date of Acquisition

November 13, 2025.

2.3	Consideration

In accordance with the terms and conditions of the Arrangement Agreement, the Company acquired beneficial ownership of 125,672,284 Maritime Shares, which together with the 102,923 Maritime Shares that it already owned, represents 100% ownership of Maritime on November 13, 2025, based on an exchange ratio of 0.750 (the “Exchange Ratio”) of a common share of New Found Gold (each whole share, a “New Found Gold Share”) in exchange for each Maritime Share held.

All outstanding Maritime stock options were cancelled and exchanged for Company options exercisable for New Found Gold Shares and all outstanding Maritime warrants became exercisable for New Found Gold Shares, with the number of New Found Gold Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio.

2.4	Effect on Financial Position

The effect of the Arrangement on the Company’s financial position is outlined in the pro forma financial statements attached hereto as Schedule “C”.

The Company does not currently have any plans or proposals for any other material changes in its business affairs or the business affairs of Maritime which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of the Company or Maritime, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business of Maritime with any other business organization or to make any other material changes to the Company’s or Maritime’s business.

2.5	Prior Valuations

No valuation opinions were obtained in the last 12 months by the Company or Maritime that were required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Arrangement.

2.6	Parties to Transaction

Prior to the Arrangement, Maritime was not an informed person, associate or affiliate of the Company.

2.7	Date of Report

November 13, 2025.

Item 3	Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are attached as schedules to this Business Acquisition Report:

Schedule A – audited annual consolidated financial statements for Maritime for the year ended December 31, 2024 and comparative financials to the year ended December 31, 2023, together with the notes thereto.

Schedule B – unaudited interim financial statements for Maritime for the six-month period ended June 30, 2025 and comparable financials to the six-month interim period ended June 30, 2024, together with the notes thereto.

Schedule C – unaudited pro forma consolidated financial statements of the Company that give effect to the Arrangement, comprising the unaudited pro forma consolidated statement of financial position as at June 30, 2025 and the unaudited pro forma consolidated income statement (and pro forma earnings per share) for the year ended December 31, 2024 and for the six-month interim period ended June 30, 2025, together with the notes thereto.

The Company has neither sought nor obtained the consent of the auditors to include the audit reports attached to any of the foregoing financial statements that are included in this business acquisition report.

SCHEDULE A

See attached.

MARITIME RESOURCES CORP.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Maritime Resources Corp.

Opinion

We have audited the accompanying consolidated financial statements of Maritime Resources Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements, which indicates the Company has incurred losses since inception, has no sources of reoccurring revenue and does not have sufficient working capital to continue beyond one year. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 10 to the consolidated financial statements, the carrying amount of the Company’s E&E Assets was $38,567,491 as of December 31, 2024. As more fully described in Note 2 and 3 to the consolidated financial statements, management assesses E&E Assets for indicators of impairment at each statement of financial position date.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter is that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

•	Evaluating management’s assessment of impairment indicators.

•	Evaluating the intent for the E&E Assets through discussion and communication with management.

•	Assessing compliance with agreements and expenditure requirements including reviewing option agreements and vouching cash payments and share issuances.

•	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E Assets are in good standing.

Estimate of Reclamation Liability

As described in Note 15 to the consolidated financial statements, the carrying amount of the Company’s reclamation liability was $5,997,430 as of December 31, 2024. As more fully described in Note 2 and 3 to the consolidated financial statements, management assesses its provision for restoration, rehabilitation, and environmental obligations on an annual basis or when new material information becomes available.

The principal considerations for our determination that the estimate of reclamation liabilities is a key audit matter are that estimating the costs of such reclamation activities includes significant judgement such as when the reclamation will take place, the time period required to undertake the reclamation, the extent and costing of reclamation activities, regulatory and legislative changes, inflation and discount rates utilized. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their estimate of the net present value of reclamation liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

•	Assessing the reasonableness of changes in cost estimates against prior year calculations, and timing of expected reclamation activities.

•	Evaluating the mathematical accuracy of the reclamation liabilities model.

•	Evaluating the inflation rate and discount rate utilized in the reclamation liabilities model.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Carmen Newnham.

Vancouver, Canada	Chartered Professional Accountants

March 27, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31		2024	2023
(in Canadian dollars)	Note	$	$
ASSETS
Current
Cash		4,696,407	1,058,422
Receivables	5	588,605	1,162,975
Inventory	6	331,908	-
Prepaid expenses and deposits	7	419,995	349,884
		6,036,915	2,571,281
Receivables	13	-	250,000
Reclamation and other deposits	8	1,982,981	2,002,981
Property, plant and equipment	9	10,267,432	11,262,197
Exploration and evaluation assets	10	38,567,491	36,838,766
Total Assets		56,854,819	52,925,225

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	11	1,334,035	887,382
Current portion of lease liabilities	12	131,333	116,534
		1,465,368	1,003,916
Notes payable	14	6,556,544	5,269,193
Deferred liabilities	13	-	1,500,000
Deferred income tax liability	20	79,000	79,000
Lease liabilities	12	205,225	258,841
Reclamation liability	15	5,997,430	5,841,746
Total Liabilities		14,303,567	13,952,696

Shareholders' equity
Share capital	16	61,106,356	51,977,109
Reserves	16	3,396,258	2,505,466
Royalty reserve	16	210,700	210,700
Deficit		(22,162,062)	(15,720,746)
Total Shareholders’ Equity		42,551,252	38,972,529
Total Liabilities and Shareholders’ Equity		56,854,819	52,925,225

Nature of operations and going concern (Note 1) and Subsequent events (Note 23).

Approved and authorized on behalf of the Board of Directors:

“Allen Palmiere”	“Tom Yip”
Chairman	Director

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31		2024	2023
(in Canadian dollars)	Note	$	$
EXPENSES

Administration	19	557,627	312,622
Care and maintenance		823,619	262,762
Consulting		124,951	137,066
Depreciation	9	224,136	170,167
Directors’ fees and expenses	19	121,017	102,466
Financing expense and accretion	18	1,926,473	663,023
Interest expense on lease liability	12	25,642	30,943
Investor relations and promotion		173,214	171,465
Professional fees		259,442	183,081
Salaries and benefits	19	2,133,882	1,298,176
Share-based payments	16,19	337,849	169,449
		(6,707,852)	(3,501,220)

Interest income		92,822	36,159
Other income	5,17	152,925	745,158
Gain (loss) on foreign currency		(467,177)	81,407
Gain on sale of exploration properties	10	-	94,737
		(221,430)	957,461
Loss and comprehensive loss for the year		(6,929,282)	(2,543,759)
Basic and diluted loss per common share		(0.01)	(0.01)
Weighted average number of common shares outstanding – basic and diluted		655,462,896	500,917,317

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share		Royalty
	Shares	capital	Reserves	reserve	Deficit	Total
(in Canadian dollars)	#	$	$	$	$	$
Balance, December 31, 2022	474,258,601	49,161,192	2,022,164	210,700	(13,512,917)	37,881,139
Shares and warrants issued upon private placement (Note 16)	47,387,500	1,895,500	-	-	-	1,895,500
Share issuance costs (Note 16)	-	(234,620)	-	-	-	(234,620)
Note indenture warrants (Note 16)	-	-	723,660	-	-	723,660
Finders’ warrants (Note 16)	-	(57,793)	57,793	-	-	-
Issued for mineral properties (Notes 10,16)	50,000	2,500	-	-	-	2,500
Issued for Point Rousse acquisition (Note 4,16)	23,970,218	1,078,660	-	-	-	1,078,660
Share-based payments (Note 16)	-	-	169,449	-	-	169,449
Reserves transferred on expired options (Note 16)	-	-	(335,930)	-	335,930	-
Reserves transferred on expired warrants (Note 16)	-	131,670	(131,670)	-	-	-
Loss for the year	-	-	-	-	(2,543,759)	(2,543,759)
Balance, December 31, 2023	545,666,319	51,977,109	2,505,466	210,700	(15,720,746)	38,972,529
Shares and warrants issued upon private placement (Note 16)	50,000,000	2,250,000	250,000	-	-	2,500,000
Shares issued pursuant to rights offering (Note 16)	235,294,118	8,000,000	-	-	-	8,000,000
Share issuance costs (Note 16)	-	(331,844)	-	-	-	(331,844)
Standby purchase warrants (Note 16)	-	(790,909)	790,909	-	-	-
Issued for mineral properties (Notes 10,16)	50,000	2,000	-	-	-	2,000
Share-based payments (Note 16)	-	-	337,849	-	-	337,849
Reserves transferred on expired options (Note 16)	-	-	(487,966)	-	487,966	-
Loss for the year	-	-	-	-	(6,929,282)	(6,929,282)
Balance, December 31, 2024	831,010,437	61,106,356	3,396,258	210,700	(22,162,062)	42,551,252

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31	2024	2023
(in Canadian dollars)	$	$
Cash flows from operating activities
Loss for the year	(6,929,282)	(2,543,759)
Items not involving cash:
Accretion on reclamation liability	179,560	55,865
Amortization of notes payable transaction and finance costs	1,552,628	528,600
Depreciation	224,136	170,167
Loss (gain) on foreign currency	491,577	(81,542)
Gain on sale of exploration properties	-	(94,737)
Share-based payments	337,849	169,449
Changes in non-cash working capital items:
(Increase) decrease in receivables	819,268	(642,608)
(Increase) decrease in accrued interest receivable	5,102	(35,374)
Increase in inventory	(331,908)	-
Increase in prepaid expenses and deposits	(70,111)	(212,132)
Increase (decrease) in accounts payable and accrued liabilities	(34,513)	386,987
Net cash used in operating activities	(3,755,694)	(2,299,084)
Cash flows from investing activities
Acquisition of Point Rousse Project	-	(3,277,668)
Advance payment	-	1,000,000
Exploration and evaluation expenditures	(1,421,013)	(4,298,018)
Cash assumed on acquisition of Point Rousse Project	-	13,799
Sale of exploration properties	-	100,000
Property and equipment expenditures	(541,907)	-
Net cash used in investing activities	(1,962,920)	(6,461,887)
Cash flows from financing activities
Shares issued for cash	10,500,000	-
Proceeds from Note Offering	-	6,731,000
Proceeds from private placement	-	1,895,500
Interest paid on notes payable	(756,854)	(284,409)
Repayment of lease liabilities	(114,703)	(90,735)
Share issue costs	(271,844)	(234,620)
Transaction costs from Note Offering	-	(900,796)
Net cash provided by financing activities	9,356,599	7,115,940
Change in cash during the year	3,637,985	(1,645,031)
Cash, beginning of the year	1,058,422	2,703,453
Cash, end of the year	4,696,407	1,058,422
Supplemental disclosure
Cash paid for interest	782,496	315,352
Cash paid for income taxes	-	-
Supplemental disclosure of non-cash financial and investing activities
Expiry/cancellation of stock options	487,966	335,930
Expiry of warrants	-	131,670
Exploration and evaluation assets included in accounts payable and accrued liabilities	466,352	180,640
Property, plant and equipment included in accounts payable and accrued liabilities	135,454	-
Fair value of broker warrants and units	790,909	781,453
Recognition of right of use assets and lease liabilities	75,886	76,246
Surrender of land to Shoreline Aggregates Inc.	1,500,000	-
Shares issued for acquisition of Point Rousse	-	1,078,660
Share issue costs in accounts payable and accrued liabilities	60,000	-
Shares issued for property	2,000	2,500

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

1.            NATURE OF OPERATIONS AND GOING CONCERN

Maritime Resources Corp. and its subsidiary (the “Company” or “Maritime”) is an exploration stage company. Maritime Resources Corp. was incorporated under the Business Corporations Act (British Columbia) on May 14, 2007. The Company is focused on re-starting the past producing Hammerdown Gold Mine (“Hammerdown”) located near the Baie Verte mining district in Newfoundland and Labrador, Canada, as well as exploration on its other properties in the region. The Company also holds a portfolio of mineral exploration properties in mining camps across Canada in a wholly owned subsidiary.

On August 21, 2023, the Company acquired all of the issued and outstanding shares of Point Rousse Mining Inc. (“Point Rousse”) for aggregate consideration comprised of $3,000,000 in cash and 23,970,218 common shares of Maritime with a value of $1,078,660. As part of the transaction, the Company acquired all of the property, assets, mineral rights, royalties and liabilities underlying the Point Rousse Project located in the Province of Newfoundland and Labrador which includes the fully permitted Pine Cove mill, a tailings storage facility and mineral claims and mining leases. Immediately following the completion of the acquisition, the Company completed a vertical amalgamation with Point Rousse under Section 273 of the Business Corporations Act (British Columbia) (Note 4).

The Company’s registered and records office is 3200 - 650 West Georgia Street, Vancouver, BC, Canada, V6B 4P7. The shares of the Company are traded on the TSX Venture Exchange (“TSX-V”) under the symbol MAE.

As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due. Although it has been successful in raising financing in the past, there is no assurance it will be able to do so in the future.

On March 25, 2024, the Company completed a non-brokered private placement of 50,000,000 common shares of the Company and 3,648,069 common share purchase warrants to FireFly Metals Ltd. for aggregate gross proceeds of $2,500,000. On September 11, 2024, the Company closed a rights offering to the holders of its common shares, pursuant to which it issued 235,294,118 common shares for gross proceeds of $8,000,000 (Note 16). Following the rights offering, the Company commenced work on a comprehensive program of equipment repairs and inspections throughout the Pine Cove mill, focusing on all electrical and mechanical systems in preparation for re-commissioning the mill using stockpiled mineralized material from around the Point Rousse property.

The Company has incurred losses since inception, has no sources of reoccurring revenue and does not have sufficient working capital to continue beyond one year. The Company expects to obtain additional financing during fiscal 2025, however if the Company is unable to obtain adequate additional financing, it will further curtail exploration and development activities. These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

2.            STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared using the historical cost basis, except for financial instruments which are stated at fair value, and have been prepared using the accrual basis of accounting except for cash flow information. All dollar amounts presented are in Canadian dollars unless otherwise specified. The accounting policies have been applied consistently to all years presented in these consolidated financial statements, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2025.

Basis of consolidation

These consolidated financial statements comprise the financial results of Maritime Resources Corp. (amalgamated with Point Rousse Mining Inc. on August 21, 2023) and its wholly owned subsidiary 2823988 Ontario Corp. All inter-company balances are eliminated on consolidation.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical judgments exercised in the application of accounting policies having the most significant effects on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and profitability of future economic benefits of exploration and evaluation assets – Management has determined that exploration, evaluation and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geological and other technical information, commodity price forecasts, a history of conversion of mineral deposits with similar characteristics to its properties, evaluation of permitting and environmental issues and other such factors.

Property, plant and equipment – Management is required to assess the useful economic lives and residual values of the property, plant and equipment. Determining the useful lives require judgment based on factors such as asset maintenance, rate of technical and commercial obsolescence and asset usage. The useful lives of key assets are reviewed annually.

Acquisition accounting – The assessment of whether acquisitions are considered business combinations or asset acquisitions requires management judgement, the outcome of which may result in different accounting treatments. Judgement is also required to determine the allocation of the fair value of the purchase price of the acquisition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

Royalty reserve – Royalty reserve includes proceeds received from royalty units, repayable from future production. As future production is not determinable, the royalty units have been classified as capital in nature.

Going concern – The Company assesses its ability to continue as a going concern at each period end. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least twelve months from the end of the reporting period and include a detailed analysis of the Company's projected estimated capital and operating expenses and estimated financing requirements and abilities (Note 1).

The most significant accounts that require estimates as the basis for determining the stated amounts include the following:

Decommissioning and rehabilitation provision – Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required and its estimate of the probable costs and timing of such activities and measures. Accounting for reclamation obligations requires management to make estimates and judgements of the future costs the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each mining operation and exploration and development property. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. Management engages engineering experts to review and update closure estimates for changes in laws and regulations as well as unit rates, annually (Note 15). The actual future expenditures may differ from the amounts currently provided.

Valuation of share-based payments, agent compensation and warrants – The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments, agent compensation and warrants, which requires the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s results and equity reserves. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable.

Income taxes – In assessing the probability of realizing deferred tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that the tax position taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operation and cash flows.

3.             MATERIAL ACCOUNTING POLICY INFORMATION

(a)            Functional and presentation currency

The Company’s functional and presentation currency is the Canadian dollar.

(b)            Segmented information

The Company has one operating segment, mineral exploration and evaluation, and operates in one geographical segment, being Canada.

Page | 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

(c)            Cash

Cash consists of balances held in checking and demand deposit accounts with financial institutions, which are available for immediate use in the ordinary course of business. Cash is measured at its nominal amount, which approximates fair value.

(d)            Inventory

Parts and supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the Pine Cove processing plant, and is valued at the lower of average cost and net realizable value.

Stockpile inventory

Stockpiles represent mineralized material that is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile. Stockpile tonnages are verified by periodic surveys. The cost of stockpiles are measured based on the current per tonne cost incurred, including costs of excavating, hauling and crushing, up to the point of stockpiling the ore, plus applicable overhead, to the extent determined recoverable, and are removed at the average cost per tonne. Stockpile inventory is measured at the lower of cost and net realizable value, calculated as the difference between the estimated future metal revenue based on prevailing and/or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

(e)            Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization and any impairment. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to profit or loss during the period in which they are incurred.

Property, plant and equipment will be depreciated using the straight-line method over their estimated useful lives, as follows:

Furniture and leaseholds	Term of the lease
Vehicles and equipment	2-6 years
Exploration equipment	2-5 years

Property, plant and equipment is not depreciated and its useful life estimated until an asset becomes available for use.

The assets’ residual values, method of depreciation and useful lives, are reviewed annually and modified if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in profit or loss.

Page | 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

(f)            Exploration and evaluation assets (“E&E”)

Once the legal right to explore a property has been obtained, costs directly related to E&E expenditures are recognized and capitalized, in addition to the acquisition costs, net of recoveries, on a property-by-property basis. These direct expenditures include such costs as materials used, surveying costs, geology, geophysics and drilling costs and payments made to contractors during the exploration phase. Costs not directly attributable to E&E activities, including general administrative overhead costs, are expensed in the period in which they occur.

From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments and government assistance are recorded as property costs or recoveries when the payments are made or received.

Upon completion of a feasibility study and when commercial viability is demonstrated and an impairment test is performed, capitalized exploration and evaluation assets are transferred to and classified as mineral property development costs. Costs associated with the commissioning of new assets incurred in the period before they are operating in the way intended by management, are capitalized. Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

If economically recoverable ore reserves are developed, capitalized costs of the related property will be reclassified as mining assets and will be amortized using the unit-of-production method. When a property is deemed to no longer have commercially viable prospects to the Company, E&E expenditures in respect of the project are deemed to be impaired. Accordingly, E&E costs, in excess of estimated recoveries, are written off to profit or loss.

Impairment

The Company assesses E&E assets for impairment at each statement of financial position date or whenever facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use. A cash-generating unit is the smallest identifiable group of E&E assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Title to mineral properties

Although the Company has taken steps to verify title to the properties in which it has an interest in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee that title to the properties will not be challenged or impugned. Property title may be affected by undetected defects, be subject to unregistered prior agreements, transfers or land claims, or be non-compliant with regulatory requirements.

(g)            Provision for environmental rehabilitation

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and evaluation on the resource properties, the potential for production on the properties may be diminished or negated.

Page | 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates, using a pre-tax rate, that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

The increase in the provision due to the passage of time is recognized as interest expense.

The Company assesses its provision for restoration, rehabilitation and environmental obligations on an annual basis or when new material information becomes available.

(h)           Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.

(i)            Financial instruments

The Company classifies its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1	–	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are classified as FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Cash, receivables and deposits are measured at amortized cost with subsequent impairment recognized in profit or loss.

Page | 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

Impairment

An ‘expected credit loss’ impairment model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, lease liabilities, deferred liabilities and notes payable are classified at amortized cost.

As at December 31, 2024, the Company does not have any derivative financial liabilities.

(j)            Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate.

Lease payments included in the measurement of the lease liability are comprised of:

▪	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
▪	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
▪	amounts expected to be payable under a residual value guarantee;
▪	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
▪	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Page | 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

Lease payments are allocated between the lease liability and interest expense. Interest expense is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use asset and lease liability for certain short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

(k)            Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the consolidated financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)            Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The Board of Directors grants such options for periods of up to ten years, with vesting periods determined at its discretion and at prices not less than the closing market price on the grant date.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period during which the options are earned. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. The fair value of the options is measured at the date of grant. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Upon expiry, the recorded value is transferred to deficit.

The Company grants compensation warrants to agents and underwriters for services provided. The equity-based share-based payment transactions are measured at the fair value of goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. Consideration received on exercise of the compensation warrants is recorded as share capital and the related warrant reserve is transferred to share capital. Upon expiry, the recorded value is transferred to share capital.

Page | 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

(m)           Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the period. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to re-purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of conversions or exercise of options and warrants as they would be anti-dilutive.

Shares subject to escrow restrictions are excluded from the weighted average number of common shares unless their release is subject only to the passage of time.

(n)            New IFRS Accounting Standards

New Standard issued and adopted

Amendments to IAS 1 Presentation of Financial Statements

On October 31, 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that apply to annual reporting periods beginning on or after January 1, 2024. The amendments are aimed at improving the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period and to enable users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within 12 months. These amendments to IAS 1 override but incorporate the previous amendments issued in January 2020, which clarified the criteria for classifying a liability as non-current if there is the right to defer settlement of the liability for at least 12 months after the reporting period.

The Company adopted the amendments, and as a result, the Company’s Notes obligation (Note 14), maturing on August 14, 2025, has been classified as a noncurrent liability, reflecting the Company’s contractual right to defer settlement beyond twelve months from December 31, 2024.

Standards issued but not yet adopted

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements (“IFRS 18”). The new standard on presentation and disclosure in financial statements focuses on updates to the statement of earnings (loss). The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is assessing the impact of this standard on the consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The key changes included clarification on the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to financial liabilities settled through electronic payment system, including an option to utilize an accounting policy for early derecognition. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB also added disclosure requirements to provide additional transparency regarding equity investments designated at fair value through other comprehensive income and financial instruments with contingent features, such as those related to ESG requirements.

Page | 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is assessing the impact of these amendments on the consolidated financial statements.

4.            ACQUISITION

On August 21, 2023, the Company acquired all of the issued and outstanding shares of Point Rousse from Signal for aggregate consideration comprised of $3,000,000 in cash and 23,970,218 common shares of Maritime with a value of $1,078,660 pursuant to the terms of the share purchase agreement. Immediately following the completion of the acquisition, the Company completed a vertical amalgamation with Point Rousse under Section 273 of the Business Corporations Act (British Columbia).

As part of the transaction, the Company acquired all of the property, assets, mineral rights, royalties and liabilities underlying the Point Rousse Project located in the Province of Newfoundland and Labrador which includes the fully permitted Pine Cove mill, a tailings storage facility and mineral claims and mining leases.

The acquisition of Point Rousse was accounted for as an asset acquisition as it did not meet the definition of a business combination under IFRS 3 - Business Combinations. Accordingly, the Company recognized identifiable assets and liabilities at their individual fair values and transaction costs were capitalized as part of the acquisition.

The allocation of the purchase price to the estimated fair value of the assets and liabilities of Point Rousse was as follows:

$
Purchase price
Consideration paid in cash	3,000,000
Consideration paid in shares	1,078,660
Transaction costs	277,668
4,356,328
Fair value of assets and liabilities acquired
Cash	13,799
Receivables	98,278
Property, plant and equipment (Note 9)	8,665,599
Accounts payable and accrued liabilities	(193,912)
Lease liabilities (Note 12)	(71,689)
Reclamation liability (Note 15)	(4,155,747)
4,356,328

Page | 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

5. RECEIVABLES

	December 31, 2024	December 31, 2023
	$	$
Input sales tax recoverable	244,008	132,443
Accrued interest	30,272	35,374
Accrued future payments (Note 13)	250,000	250,000
Other	64,325	745,158
	588,605	1,162,975

6. INVENTORY

	December 31, 2024	December 31, 2023
	$	$
Stockpiled mineralized material	276,858	-
Supplies	55,050	-
	331,908	-

7. PREPAID EXPENSES AND DEPOSITS

	December 31, 2024	December 31, 2023
	$	$
Prepaid expenses	310,247	280,568
Deposits	84,998	69,316
Supplier prepayment	24,750	-
	419,995	349,884

8.            RECLAMATION AND OTHER DEPOSITS

The Company is required to maintain reclamation deposits for its mineral properties in respect of its expected rehabilitation and closure obligations. The Company recorded a reclamation obligation with the Government of Newfoundland and Labrador upon the acquisition of the Point Rousse Project on August 21, 2023 (Note 4). The Company has a surety bonding arrangement with a Canadian insurance company (the “Surety”) with respect to its Point Rousse environmental bonds totaling $5,455,663, as at December 31, 2024. The surety arrangement required the Company to provide cash collateral of $1,910,000, equivalent to 35% of the value of the bonds, and pay an annual bond fee equal to 3% of the respective bond amount (Note 18). The Company holds an irrevocable letter of credit, with a major Canadian bank, as cash collateral to the Surety.

A deposit of $72,981 for reclamation purposes has been made to the Government of Newfoundland and Labrador on account of the Hammerdown project as at December 31, 2024, related to its 2021 early works program.

From time to time the Company provides deposits to vendors as advance payments for services. As at December 31, 2024, the Company has provided deposits totaling $nil (2023 – $20,000).

	December 31, 2024	December 31, 2023
	$	$
Cash collateral on Point Rousse reclamation deposit	1,910,000	1,910,000
Advanced site works reclamation deposit	72,981	72,981
Other	-	20,000
	1,982,981	2,002,981

Page | 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

9.            PROPERTY, PLANT AND EQUIPMENT

	Mills and	Right of use	Furniture and	Vehicles and	Exploration
	Infrastructure	assets	Leaseholds	Equipment	Equipment	Total
	$	$	$	$	$	$
Net book value – December 31, 2022	1,394,300	366,678	10,525	30,793	48,528	1,850,824
Additions	8,320,844	76,246	-	273,066	-	8,670,156
Asset retirement cost increase (Note 15)	911,384	-	-	-	-	911,384
Depreciation	-	(105,630)	(9,716)	(37,069)	(17,752)	(170,167)
Net book value – December 31, 2023	10,626,528	337,294	809	266,790	30,776	11,262,197
Additions	668,183	75,886	-	9,178	-	753,247
Surrender of land (Note 13)	(1,500,000)	-	-	-	-	(1,500,000)
Asset retirement cost decrease (Note 15)	(23,876)	-	-	-	-	(23,876)
Depreciation	-	(125,324)	(809)	(84,813)	(13,190)	(224,136)
Net book value – December 31, 2024	9,770,835	287,856	-	191,155	17,586	10,267,432

As at December 31, 2024 and 2023, the Pine Cove mill and Nugget Pond mill are not considered available for use and accordingly are not being depreciated.

10.          EXPLORATION AND EVALUATION ASSETS

Green Bay

The Company’s Green Bay property, located in Newfoundland and Labrador, Canada hosts the past producing Hammerdown gold mine, as well as the Orion gold deposit and the historic Lochinvar lead, zinc, coper, silver and gold deposit. Pursuant to Commander Resources Ltd.’s sale of a royalty package in January 2024, TMRF Canada Inc., a subsidiary of Taurus Mining Royalty Fund L.P. retains a 1% net smelter return royalty (“NSR”) over the Hammerdown deposit and surrounding lands which excludes the Orion deposit. Allowed deductions in calculating the NSR include transportation costs and toll milling charges.

The Company owns a 100% interest in the Sprucy Pond property, which is contiguous to the Hammerdown project. The Sprucy Pond property is subject to a 1.0% NSR of which 50% can be purchased for $500,000.

The Company owns a 100% interest in the Inomin property consisting of certain mineral claims that extend the Green Bay property. The Inomin property is subject to a 1.0% NSR of which 100% can be purchased for $500,000. The project also has an underlying NSR of 2.5% of which 1.5% can be purchased for $1,000,000.

Whisker Valley

The Company owns a 100% interest in the Whisker Valley property in the Baie Verte mining district of Newfoundland and Labrador, Canada.

The Company is required to make an additional payment to the optionors of $50,000 on each of the first, second and third anniversary of the Exercise Date. These option payments were made on March 2023, March 2024 and March 2025. The property is subject to a 2.5% NSR, of which 1% can be purchased for $1,000,000 on or before the end of the second anniversary of commencement of commercial production.

The Company owns a 100% interest in the El Strato property in Newfoundland and Labrador, Canada (contiguous to Whisker Valley). The Company has the option to buy-back one-half of the 2% NSR royalty for $1,000,000 on or before the end of the second anniversary of commercial production.

Page | 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The Company owns a 100% interest in the Strugglers Pond property in Newfoundland and Labrador, Canada (contiguous to Whisker Valley). The Company has the option to buy-back one-half of the 2% NSR royalty for $1,000,000 on or before the end of the second anniversary of commercial production.

On January 31, 2023, the Company entered into an agreement to acquire a 100% interest in certain mineral property interests located on the Whisker Valley property in the Baie Verte mining district of Newfoundland and Labrador, Canada, under the following terms:

Cash
$
Upon signing	10,000 (paid)
January 31, 2024	15,000 (paid)
January 31, 2025 (1)	25,000
50,000

(1) Subsequent to December 31, 2024, the Company made a $25,000 payment per the property option agreement.

The Company has the option to buy-back one-half of the 1% NSR royalty for $500,000 on or before the end of the second anniversary of commercial production.

Gull Ridge

In January 2019, the Company acquired the new Gull Ridge property claims by staking.

On December 21, 2021, the Company entered into an agreement to acquire a 100% interest in certain mineral property interests located on the Gull Ridge property in the Baie Verte mining district of Newfoundland and Labrador, Canada, under the following terms:

	Cash	Common shares
	$	#
Upon signing/ approval	10,000 (paid)	50,000 (issued)
January 7, 2023	10,000 (paid)	50,000 (issued)
January 7, 2024	10,000 (paid)	50,000 (issued)
January 7, 2025(1)	20,000	100,000
	50,000	250,000

(1) Subsequent to December 31, 2024, the Company made a $20,000 payment and issued 100,000 shares per the property option agreement.

Point Rousse

On August 21, 2023, the Company acquired the Point Rousse Project, located within the Baie Verte Mining District, on the Point Rousse/Ming’s Bight Peninsula, in the northern portion of the Baie Verte Peninsula, northeast of the Town of Baie Verte, in north central Newfoundland, in the Province of Newfoundland and Labrador. The Point Rousse Project includes the Pine Cove mill, an in-pit permitted tailings storage facility, deep water port access and mineral claims and mining leases, including the Stog’er Tight and Argyle properties.

Royalty obligations on the various Point Rousse Project mineral properties are as follows:

▪	A 3% NSR is payable to a third-party on gold produced from the Stog’er Tight Property.
▪	A $3,000,000 capped NSR on four mineral exploration licenses in the Point Rousse Project, which forms part of the Argyle property, is calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter and is 4% when the average price of gold is more than US$2,000 per ounce for the calendar quarter.

Page | 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

▪	A $3,000,000 capped NSR of 3% on a property that forms part of the Argyle Property. Once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property, the NSR decreases to 1%.
▪	A net profits interest (“NPI”) agreement over the Point Rousse Mining Leases with Royal Gold Inc. whereby the Company is required to pay Royal Gold Inc. 7.5% of net profits, calculated as the gross receipts generated from the claims less all cumulative development and operating expenses.

The Company also has royalties payable to various vendors of mineral leases located outside the currently anticipated mining areas.

Lac Pelletier

The Company owns a 100% interest in the Lac Pelletier property, located southwest of Rouyn Noranda, Québec, Canada in the Abitibi Greenstone Belt. Lac Pelletier is subject to a 1% NSR royalty to Glencore Canada Corporation and a 1% NSR royalty to Metalla Royalty & Streaming Ltd.

Subsequent to December 31, 2024, the Company completed the sale of its interest in the Lac Pelletier gold project (Note 23).

Other exploration properties

The following exploration properties were acquired from Rambler in April 2021 and were ascribed a nominal fair value.

Owl Creek West – The Company holds a 35% interest in the Owl Creek West joint venture with Newmont Canada who holds 65%. The property is located in Timmins, Ontario, Canada.

Wright – The Company holds a 100% interest in the Wright property, located in Temiscaming, Québec, Canada.

Daniel – The Company held a 100% interest in the Daniel property, located in Matagami, Québec, Canada. On March 10, 2023, the Company closed the sale of the Daniel Property to Nuvau Minerals Corp. (“Nuvau”) for gross cash proceeds of $100,000. The asset was reduced by $5,263 to $nil and a gain of $94,737 was recorded through profit and loss. Maritime holds a 1% NSR royalty on the property for which Nuvau has the right to buy back with a one-time payment of $1,000,000.

Page | 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

Expenditures incurred on the Company’s exploration properties and mineral interests, follow:

	Green	Whisker
	Bay	Valley	Gull Ridge	Lac Pelletier	Other ON QC	Total
	$	$	$	$	$	$
Balance, December 31, 2022	27,443,415	4,866,952	1,021,855	1,634,866	6,638	34,973,726
Acquisition costs	-	60,000	10,000	-	-	70,000
Acquisition costs – shares	-	-	2,500	-	-	2,500
Exploration expenses:
Drilling and assaying	104,695	-	-	-	-	104,695
Geology	1,073,165	177,026	32,023	24,042	-	1,306,256
Property	97,795	775	-	8,640	2,405	109,615
Detailed engineering	188,787	-	-	-	-	188,787
Environmental & permitting	92,180	-	-	-	-	92,180
	1,556,622	237,801	44,523	32,682	2,405	1,874,033
Less: Sale of QC Properties	-	-	-	-	(5,263)	(5,263)
Less: Recoveries and grants	(3,730)	-	-	-	-	(3,730)
Net additions/disposals	1,552,892	237,801	44,523	32,682	(2,858)	1,865,040
Balance, December 31, 2023	28,996,307	5,104,753	1,066,378	1,667,548	3,780	36,838,766
Acquisition costs	-	65,000	10,000	-	-	75,000
Acquisition costs – shares	-	-	2,000	-	-	2,000
Exploration expenses:
Geology	823,638	93,381	19,690	39,573	2,392	978,674
Property	91,865	2,661	4,400	3,588	4,625	107,139
Detailed engineering	527,615	-	-	-	-	527,615
Environmental & permitting	50,044	-	-	-	-	50,044
	1,493,162	161,042	36,090	43,161	7,017	1,740,472
Less: Recoveries	(11,747)	-	-	-	-	(11,747)
Net additions/disposals	1,481,415	161,042	36,090	43,161	7,017	1,728,725
Balance, December 31, 2024	30,477,722	5,265,795	1,102,468	1,710,709	10,797	38,567,491

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
	$	$
Accounts payable	1,000,938	719,978
Accrued liabilities	288,628	133,549
Due to related parties (Note 19)	44,469	33,855
	1,334,035	887,382

Page | 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

12. LEASE LIABILITIES

Lease liability
$
Balance – December 31, 2022	389,864
Lease liability recognized during the year	76,246
Lease payments during the year	(121,678)
Interest expense on lease liability	30,943
Balance – December 31, 2023	375,375
Lease liability recognized during the year	75,886
Lease payments during the year	(140,345)
Interest expense on lease liability	25,642
Balance – December 31, 2024	336,558
Current portion	131,333
Long term portion	205,225

Lease obligations as at December 31, 2024 and 2023 relate to site vehicles and equipment and a site exploration office. As at December 31, 2024, the Company is required to pay $149,473 (2023 – $137,816) in undiscounted lease payments within the next twelve months and $214,253 (2022 – $250,326) over the remaining term of the leases for a total of $363,726 (2023 – $388,142).

During the year ended December 31, 2024, the Company incurred operating lease costs of $78,643 (2023 – $105,977) for an office lease and site equipment lease not included in lease liabilities.

13. DEFERRED LIABILITY

The Company entered into a mutual cooperation agreement with Shoreline Aggregates Inc. (“Shoreline”), an aggregate producer and export company, which has been operating on the Point Rousse site since inception. Pursuant to the agreement, Shoreline will provide Maritime with $1,500,000 of funding in stages and Maritime will provide Shoreline with continued access to the existing site facilities for processing and shipping aggregate, and transfer land for future continuance of its operations on the Point Rousse site while Maritime retains all mineral rights, at which point the $1,500,000 deferred liability will be extinguished.

During the year ended December 31, 2023, the Company received the initial payment of $1,000,000. An additional $250,000 was received during the year ended December 31, 2024 and $250,000 will be received on or prior to October 1, 2025 for a total of $1,500,000. At December 31, 2024, the Company recorded a current receivable of $250,000 (December 31, 2023 - $250,000), a non-current receivable of $nil (December 31, 2023 - $250,000).

As at December 31, 2023, the Company recorded a deferred liability of $1,500,000 on the statement of financial position representing its obligation to transfer the agreed land surface rights to Shoreline pending government approval. During the year ended December 31, 2024, the Company received confirmation from the Province of Newfoundland and Labrador’s Ministry of Industry, Energy and Technology indicating approval of the surrender of land covering Shoreline’s port and aggregates production operations within the Point Rousse property. Accordingly, the Company terminated its obligation and recorded a corresponding reduction in property, plant and equipment (Note 9).

14. NOTES PAYABLE

On August 14, 2023, the Company completed a brokered note offering (the “Note Offering”) consisting of the issuance of US$5,000,000 principal amount non-convertible senior secured notes (the “Notes”) and 38,311,427 common share purchase warrants (the “Note Warrants”) of the Company maturing August 14, 2025 (the “Initial Maturity Date”). The Initial Maturity Date may be extended by the Company in certain circumstances and subject to certain conditions, to August 14, 2026 (the “Extended Maturity Date”) pursuant to the terms of the note indenture (the “Note Indenture”) governing the terms of the Notes dated August 14, 2023 (the “Closing Date”) entered into between the Company and Computershare Trust Company of Canada (the “Trustee”), as trustee. The Company received proceeds of US$4,900,000.

Page | 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The Note Offering was completed pursuant to the terms of an agency agreement entered into between the Company and SCP Resource Finance LP (“SCP”) dated August 14, 2023. The Notes are subject to a 2% original issue discount on the principal amount of the Notes (the “OID”). The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to the Extended Maturity Date at the election of the Company. In the event of such an extension, the Company will pay an extension fee to noteholders equal to 3% of the aggregate principal amount of the Notes then outstanding (the “Extension Fee”) and the interest rate on the Notes will increase to SOFR plus 9% until the Extended Maturity Date. The Company may elect to pay the Extension Fee by issuing common shares in the capital of the Company (“Extension Shares”) at the then market price (as defined in policies of the Exchange) on the trading day prior to the maturity date, subject to the approval of the holders (“Noteholders”) of at least 65% of the principal amount of the Notes then outstanding and the approval of the Exchange.

Pursuant to certain conditions set out in the Note Indenture, including the approval of Noteholders holding at least 65% of the principal amount of the Notes then outstanding, the Company has the option to satisfy interest payments under the Notes by issuing Shares (“Interest Shares”) having a deemed value equal to 90% of the Market Price as of the date of a news release announcing the Company’s intention to issue the Interest Shares, subject to the approval of the Exchange.

The Note Indenture also sets out certain financial covenants including a minimum cash balance of US$228,015 and a positive working capital balance, with the amount of outstanding Notes being excluded from the calculation.

The indebtedness under the Notes may be redeemed in whole or in part at the option of the Company for cash consideration equal to 113% of the aggregate amount of indebtedness if the Notes are redeemed on or prior to the first anniversary of the Closing Date, or 100% of the aggregate amount of indebtedness if redeemed after the first anniversary of the Closing Date. The Notes are secured by a general security interest over the Company and rank senior to all existing and future indebtedness of the Company.

Each Note Warrant is exercisable into one common share (each, a “Note Warrant Share”) in the capital of the Company at a price of $0.07 per Note Warrant Share up until August 14, 2025, subject to the extension in the event that the Initial Maturity Date of the Notes is extended to the Extended Maturity Date.

In connection with the closing of the Note Offering, the Company paid SCP a US$117,600 cash commission and issued SCP broker warrants of the Company exercisable at any time prior to the applicable maturity date to acquire up to 1,877,260 common shares at $0.07 per common share.

The Company deducted a total of $1,624,456 in transaction costs, including the issuance of warrants, with an aggregate value of $723,660, and financing fees, including the OID, from the carrying value of the Notes, which will be amortized over the term of the Note Indenture. The Company recognized and paid $756,854 of interest during the year ended December 31, 2024 (2023 - $284,409). The Company also recognized finance expenses of $1,552,628 (2023 - $528,600) for the amortization of transaction and financing costs and an unrealized loss due to changes in foreign exchange rates of $491,577 during the year ended December 31, 2024 (2023 – unrealized gain of $81,542).

Page | 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

	December 31, 2024	December 31, 2023
	$	$
Notes gross proceeds		6,731,000
Less: Transaction costs		(1,624,456)
	5,269,193	5,106,544
Interest and amortization of transaction costs	1,552,628	528,600
Interest paid	(756,854)	(284,409)
Effect of changes in foreign exchange rate	491,577	(81,542)
	6,556,544	5,269,193

15. RECLAMATION LIABILITY

	December 31, 2024	December 31, 2023
	$	$
Opening balance	5,841,746	718,750
Additions upon acquisition (Note 4)	-	4,155,747
Additions upon change in estimate	172,617	683,204
Effect of change in discount rate	(196,493)	228,180
Interest accretion (Note 18)	179,560	55,865
	5,997,430	5,841,746

The Company’s estimates of future decommissioning and restoration for reclamation and closure costs for its Nugget Pond gold plant milling assets and the newly acquired Point Rousse Project are based on reclamation and closure plans submitted to the Government of Newfoundland and Labrador. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, reclamation plans and cost estimates, discount rates and timing of expected expenditures.

The undiscounted amount of estimated cash flows required to settle the decommissioning and reclamation costs related to the Nugget Pond gold circuit assets was estimated at $718,750 as at December 31, 2024 and 2023. At December 31, 2024, the estimated future cash flows were discounted using a risk-free rate of 3.07% (2023 – 3.09%) and an inflation rate of 2% (2023 – 2%) resulting in nominal accretion on the liability during the years ended December 31, 2024 and 2023.

The Company has a surety bonding arrangement with respect to its Point Rousse environmental bonds totaling $5,455,663 as at December 31, 2024 in favour of the Government of Newfoundland and Labrador (Note 8). Upon acquisition on August 21, 2023, the discounted amount of estimated cash flows required to settle the decommissioning and reclamation costs associated with the Point Rousse project was $4,155,747 using a risk-free rate of 3.59% and a long-term inflation rate of 2%. Following the acquisition, the Company allocated additional costs to the reclamation liability following further review and additional knowledge of new regulations that had been applied by the Government of Newfoundland and Labrador regarding long-term post-closure monitoring of tailing dams for 45 years which resulted in an increase in the liability of $683,204 during the year ended December 31, 2023. During the year ended December 31, 2024, a review was undertaken to update the reclamation liability estimates resulting in a further increase of $172,617.

At December 31, 2024, the estimated undiscounted future cash flows of $6,098,017 (2023 - $5,916,825) have been discounted using a risk-free rate of 3.23% (2023 – 3.10%) and a long term inflation rate of 2% (2023 – 2%).

Page | 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

16. SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

During the year ended December 31, 2024

Backstopped Rights Offering and Share Issuance

On September 11, 2024, the Company announced the closing of a rights offering (“Rights Offering”), pursuant to which the Company issued rights (the “Rights”) to the holders of its common shares at the close of business on August 13, 2024. Each Right entitled the holder to purchase one common share at a price of $0.034 per share.

The Company received subscriptions for and issued 235,294,118 common shares, resulting in aggregate gross proceeds of $8,000,000. In connection with the Rights Offering, the Company entered into a standby commitment and investor rights agreement (“Standby Commitment Agreement”) dated August 6, 2024 with Dundee Resources Limited (“Dundee”) pursuant to which it agreed to backstop the Rights Offering. Pursuant to the Standby Commitment Agreement, of the total issued, Dundee acquired 132,694,992 common shares for aggregate gross proceeds of $4,511,630.

As consideration for the commitments contained in the Standby Commitment Agreement, the Company issued to Dundee 33,173,748 non-transferable compensation warrants (“Standby Purchase Warrants”). Each Standby Purchase Warrant entitles Dundee to purchase one common share at a price of $0.05 per share for a period of 36 months from the date of issuance.

At the time of announcement of the Rights Offering, Dundee and its affiliates beneficially owned and exercised control and direction over an aggregate of 106,986,919 common shares and an aggregate of 20,787,285 common share purchase warrants of the Company, with each warrant entitling the holder thereof to acquire one additional common share upon exercise thereof, representing approximately 18% of the common shares then outstanding on a non-diluted basis and 20.7% on a partially-diluted basis. Following the announcement of the Rights Offering, Dundee acquired, on August 28, 2024, pursuant to a private agreement (the “Private Agreement”) with a single, arm’s length third party, an aggregate of 22,125,000 common shares (including, an aggregate of 8,902,863 Rights associated therewith) in reliance on the “private agreement exemption” in Section 4.2 of National Instrument 62-104 - Take-Over Bids and Issuer Bids. Following completion of the Rights Offering, Dundee and its affiliates beneficially own and exercise control and direction over an aggregate of 312,967,123 common shares (comprised of an aggregate of 106,986,919 common shares held at the time of announcement of the Rights Offering, an aggregate of 22,125,000 common shares acquired pursuant to the Private Agreement, an aggregate of 51,160,212 common shares acquired pursuant to the exercise of Rights pursuant to the Rights Offering, and an aggregate of 132,694,992 common shares acquired pursuant to the Standby Commitment), representing approximately 37.7% of the common shares outstanding on a non-diluted basis, and 41.5% on a partially-diluted basis (assuming the exercise of the 20,787,285 warrants and 33,173,748 compensation warrants).

In connection with the closing of the Rights Offering, the Company recognized a total of $1,002,777 in share issue costs, including the Standby Purchase Warrants issued to Dundee as described above. The Standby Purchase Warrants were valued at $790,909, using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.95%, expected life of 3 years, expected volatility of 101.73% and dividend yield of 0%. Legal, regulatory and other cash costs associated with the Rights Offering totaled $211,868.

Page | 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

Non-Brokered Private Placement

On March 25, 2024, the Company completed a non -brokered private placement of 50,000,000 of its common shares at a price of $0.05 per common share and 3,648,069 common share purchase warrants to FireFly Metals Ltd (“FireFly”) for aggregate gross proceeds of $2,500,000. Of the total proceeds, $250,000 was attributed to the common share purchase warrants, calculated as the difference between the price of the private placement and the market value of the common shares issued. Each warrant entitles the holder to acquire one common share at a price of $0.05 per share for 60 months from the date of issuance. The Company paid SCP Resource Finance LP, in its capacity as financial advisor to the Company, a cash fee of $75,000 equal to 3% of the gross proceeds of the offering. Legal and regulatory expenses associated with the unit offering totalled $42,438.

In addition, the Company entered into a port access agreement with FireFly, granting port facility access to FireFly at the Company’s Point Rousse project for the purpose of storing and exporting copper concentrates.

Exploration and evaluation assets (Note 10)

The Company issued 50,000 common shares valued at $2,000 in connection with the Gull Ridge property.

During the year ended December 31, 2023

Unit Offering

On August 14 and 23, 2023, the Company completed a unit offering in two tranches consisting of the issuance of 47,387,500 units (the “Units”) of the Company at a price of $0.04 per Unit for gross proceeds of $1,895,500 (the “Unit Offering”). Each Unit issued under the Unit Offering is comprised of one share and one common share purchase warrant (each, a “Unit Warrant”), with each Unit Warrant entitling the holder to acquire one Share (each, a “Warrant Share”) at $0.07 per Warrant Share up until August 14, 2026). In connection with the closing of the Unit Offering, the Company paid cash commission of $106,530 in consideration for certain subscriptions under the Unit Offering and issued finders’ warrants of the Company exercisable at any time prior to the unit warrant expiry date to acquire up to 2,663,250 Shares at the exercise price. The finders’ warrants were valued at $57,793, using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.47%, expected life of 3 years, expected volatility of 87.57% and dividend yield of 0% and recorded to share issuance costs. Legal, regulatory and other cash costs associated with the unit offering totalled $126,803.

On August 21, 2023, Maritime issued 23,970,218 common shares of the Company for the share consideration component, with a fair value of $1,078,660, pursuant to the terms of the share purchase agreement for the acquisition of Point Rousse (Note 4).

Exploration and evaluation assets (Note 10)

▪ The Company issued 50,000 common shares valued at $2,500 in connection with the Gull Ridge property.

Page | 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

Royalty units

During fiscal 2016 the Company issued Royalty Units with a price of $0.01 per Royalty Unit, and, subject to written consent of the Company, may be assigned or transferred in their entirety only. The proceeds of $210,700 received in relation to the Royalty Units has been recorded as a Royalty Reserve within Equity.

Royalty Units will return 100% of the original investment made by the purchasers and is to be paid out of production from the Company’s Green Bay project (“Project”). The likelihood of the Project going into production cannot be determined at this time. Total royalties payable from the Royalty Units (“Royalty Payment”) are capped at $3,440,500 being the price for which the Equity Units (comprised of common shares and common share warrants) and Royalty Units were purchased. Royalty Payments will be made annually beginning on the first anniversary of the date of commencement of commercial production for the Project. Royalty Payments will be funded solely from 10% of annual net cash flow from the Project, with net cash flow representing net production revenues realized from the Project after deduction of all Project operating and debt servicing costs. At the option of the Company, Royalty Payments will be paid either in cash or in gold.

Stock options

The Company has a “rolling” stock option plan for its directors, officers, employees and consultants. The terms of the plan provide for options to be granted to a maximum of 10% of the issued and outstanding common shares of the Company at the time of grant of the stock options, subject to receipt of annual shareholder approval. The exercise price of each option shall not be less than the minimum price permitted by the policies of the TSX-V, and the options may be granted for a maximum term of ten years from the date of grant. The Company records the fair value of all options granted using the Black-Scholes model as share-based payment expense over the vesting period of the options. Vesting terms are determined by the Board of Directors.

A summary of the Company’s stock options follows:

	December 31, 2024		December 31, 2023
		Weighted		Weighted
		Average		Average
	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price
	#	$	#	$
Balance, beginning of year	22,000,000	0.11	22,255,000	0.12
Granted	6,700,000	0.06	4,950,000	0.05
Expired/cancelled	(6,800,000)	(0.10)	(5,205,000)	(0.11)
Balance, end of year	21,900,000	0.10	22,000,000	0.11

During the year ended December 31, 2024, the Company granted 6,700,000 (2023 – 4,950,000) stock options to directors, officers, consultants and employees of the Company consisting of 5,450,000 stock options granted on June 18, 2024 and 1,250,000 stock options granted on November 18, 2024, with exercise prices of $0.06 and $0.05 and expiry dates of June 18, 2029 and November 18, 2029, respectively. All stock options granted have vested. During the year ended December 31, 2024, the Company recorded share-based compensation expenses of $288,600 (2023 - $169,449) related to the fair value of the stock options granted or vested as determined using the Black-Scholes pricing model.

During the year ended December 31, 2024, 6,800,000 (2023 – 5,205,000) stock options were forfeited, cancelled or expired resulting in a reversal of $487,966 (2023 – $335,930) from reserves to deficit. The Company has estimated the forfeiture rate to be nil%. Expected volatility was determined based on the historical movements in the closing price of the Company’s shares for a length of time equal to the expected life of each option.

Page | 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The following table sets out the details of the weighted-average assumptions used for the Black-Scholes valuation of stock options granted.

	December 31, 2024	December 31, 2023
Weighted average share price at grant date	$0.05	$0.05
Risk-free rate	3.25%	3.64%
Expected dividend yield	0%	0%
Expected stock price volatility	94.22%	84.25%
Expected life of options (years)	5	5
Weighted average fair value per stock option granted	$0.04	$0.03

As at December 31, 2024, the Company had outstanding stock options, enabling the holders to acquire further common shares as follows:

Options	Options	Exercise	Remaining
Outstanding	Exercisable	Price	Contractual Life
#	#	$	years	Expiry
4,100,000	4,100,000	0.085	0.38	20-May-25
600,000	600,000	0.17	0.69	10-Sep-25
4,050,000	4,050,000	0.18	1.48	24-Jun-26
2,000,000	2,000,000	0.18	1.58	29-Jul-26
4,450,000	4,450,000	0.05	3.16	28-Feb-28
5,450,000	5,450,000	0.06	4.47	18-Jun-29
1,250,000	1,250,000	0.05	4.88	18-Nov-29
21,900,000	21,900,000	0.10	2.54

Warrants

Share purchase warrant transactions were as follows:

	December 31, 2024		December 31, 2023
		Weighted		Weighted
		Average		Average
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price	Outstanding	Price
	#	$	#	$
Balance, beginning of year	90,239,437	0.07	4,156,200	0.18
Granted	36,821,817	0.05	90,239,437	0.07
Expired/cancelled	-	-	(4,156,200)	0.18
Balance, end of year	127,061,254	0.06	90,239,437	0.07

During the year ended December 31, 2024, $nil (2023 – 4,156,200) warrants expired resulting in the reversal of $nil (2023 - $131,670) to share capital.

As a result of the September 11, 2024 Rights Offering subscription price being less than 95% of the current market price as of the record date of the offering, the warrant indentures relating to 38,311,427 Note Warrants issued on August 14, 2023 (Note 14) and 47,387,500 Unit Warrants issued on August 14 and 23, 2023, and included in the balance above, required the Company to adjust both the exchange basis and the exercise price entitling the holders to acquire 1.06 warrant shares at a price of $0.066 per warrant share. The original warrant terms entitled the holders to acquire one warrant share at a price of $0.07 per warrant share. These modifications resulted in an additional 5,141,935 warrant shares issuable by the Company upon exercise of the Note Warrants and Unit Warrants.

Page | 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The incremental fair value of the warrants resulting from the modifications, calculated as the difference between the fair value of the modified warrants and the fair value of the original warrants measured at the modification date using the Black-Scholes pricing model, amounted to $49,249, and was recorded by the Company as a share-based payment due to the compensatory nature of the modifications. The key assumptions used for the fair valuation of the warrants at the modification date include a risk-free rate of 3.08% and volatility rate of 113.24% for the remaining life of the warrants.

Subsequent to December 31, 2024, 11,136,364 warrants, consisting of 7,662,285 Note Warrants and 3,474,079 Unit Warrants, were exercised by Dundee for gross proceeds of $735,000 resulting in the issuance of 11,804,545 common shares of the Company.

17. OTHER INCOME

During the year ended December 31, 2023, Maritime initiated a precious metals cleanup program at the Company’s newly acquired Pine Cove mill complex and recovered and poured a gold doré bar containing 281.1 ounces of gold generating net proceeds of $745,158. A second phase of the program was undertaken during the year ended December 31, 2024 with recovered gold generating net proceeds of $152,925. The Pine Cove mill complex was on care and maintenance during these transactions, and accordingly, the proceeds were recorded in other income.

18. FINANCE EXPENSE

	2024	2023
	$	$
Accretion on reclamation liability (Note 15)	179,560	55,865
Accretion on Notes payable	1,552,628	537,118
Reclamation bond fee (Note 8)	194,285	70,040
	1,926,473	663,023

19. RELATED PARTY TRANSACTIONS

(a)	Services

Effective February 1, 2019, the Company entered into a sublease for office space in Toronto, with a corporation that is related by virtue of having certain directors and officers in common. The office lease ended on May 31, 2024.

For the years ended December 31, the Company was charged the following:

	2024	2023
	$	$
Rent	32,628	73,750
Office administration	3,902	4,565
	36,530	78,315

Page | 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

(b)	Compensation of key management personnel

Key management personnel consist of the directors and executive officers of the Company. Compensation to key management personnel for services rendered were as follows for the years ended December 31:

	2024	2023
	$	$
Salaries	773,474	889,753
Directors’ fees	110,000	91,667
Share-based payments	169,036	126,659
	1,052,510	1,108,079

At December 31, 2024, related party balances included in accounts payable and accrued liabilities amounted to $44,469 (2023– $33,855), comprised of $27,500 of directors’ fees payable to the members of the board of directors of the Company, $2,643 payable to the Chief Executive Officer for travel expenses and $14,326 payable to the Chief Financial Officer for conference and travel-related expenses. Amounts due to related parties (Note 11) are non-interest bearing with no specific terms of repayment.

20. INCOME TAX

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023
	$	$
Loss before income taxes for the year	(6,925,282)	(2,543,759)
Expected income tax (recovery)	(1,870,000)	(687,000)
Change in statutory, foreign tax and foreign exchange rates	-	3,000
Permanent differences	239,000	72,000
Impact of land surrender	396,000	-
Impact of flow-through shares	-	(81,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(12,000)	(25,000)
Change in unrecognized deductible temporary differences	1,247,000	718,000
Total income tax expense	-	-

The significant components of the Company’s deferred tax assets that have not been included in the consolidated statements of financial position are as follows:

	2024	2023
	$	$
Deferred tax assets (liabilities)
Exploration and evaluation assets	(5,120,000)	(4,729,000)
Property, plant and equipment	(241,000)	(191,000)
Lease liabilities	78,000	91,000
Right-of-use assets	(78,000)	(91,000)
Non-capital losses available for future periods	5,370,000	5,048,000
Notes payable	(88,000)	(207,000)
Net deferred tax liability	(79,000)	(79,000)

At December 31, 2024, a deferred tax liability of $79,000 (2023 – $79,000) was recognized due to timing differences on mineral properties.

Page | 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statements of financial position are as follows:

	2024	Expiry Date	2023	Expiry Date
	$	Range	$	Range
Temporary Differences
Investment tax credit	14,000	2033	14,000	2033
Lease liabilities	49,000	No expiry	38,000	No expiry date
Share issue costs	1,221,000	2024 to 2048	1,415,000	2024 to 2047
Asset retirement obligation	1,842,000	No expiry	1,686,000	No expiry date
Non-capital losses available for future periods	6,197,000	2027 to 2044	1,219,000	2027 to 2043

Tax attributes are subject to review, and potential adjustment, by tax authorities.

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, deposits, accounts payable and accrued liabilities, lease liabilities, deferred liabilities and notes payable. The fair values of cash, receivables, accounts payable and accrued liabilities and deferred liabilities approximate their book carrying values because of the short-term nature of these instruments. The carrying value of the Company’s lease liabilities and notes payable is measured at the present value of the discounted future cash flows. The fair values of the notes payable are approximated by their carrying values as the interest rates are comparable to market interest rates.

(a)	Credit risk - Credit risk is the risk that a counterparty to a financial instrument will fail to discharge its contractual obligations. The Company is exposed to credit risk with respect to its cash and receivables and its reclamation deposits. The maximum exposure to loss arising from receivables is equal to their carrying amounts. The Company manages credit risk with respect to its cash by maintaining demand deposits with a major Canadian financial institution; however, this exposes the Company’s cash to concentration of credit risk as all amounts are held at a single institution. At December 31, 2024, receivables included amounts due from a merchant bank and a government agency.

(b)	Liquidity risk - Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. See going concern Note 1. At December 31, 2024, the Company had a cash balance of $4,696,407 (December 31, 2023 - $1,058,422) to settle current liabilities of $1,465,368 (December 31, 2023 – $1,003,916).

The following table summarizes the maturity profile of the Company’s financial liabilities at December 31, 2024. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Current	Non-current	Non-current
	within 1 year	year 2 - 5	year 6 onwards
	$	$	$
Accounts payable and accrued liabilities	1,334,035	-	-
Lease liabilities	149,473	214,253	-
Notes payable	-	6,556,544	-
Reclamation Liability	-	2,312,383	4,504,384

(c)	Market risk - Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

Page | 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

(d)	Interest rate risk - Interest rate risk consists of two components:

i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk; and

ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk through its US$5,000,000 Note Offering which bears interest at a rate equal to the SOFR plus 6% per annum and the Company may elect to extend the maturity date by one year, at which time the interest rate on the Notes would increase to SOFR plus 9%. Pursuant to certain conditions, the Company has the option to satisfy interest payments under the Note Offering by issuing common shares (Note 14). A 10% increase or decrease in the SOFR would have resulted in an increase or decrease of $35,891 in the Company’s loss for the year ended December 31, 2024 (2023 - $13,530).

(e)	Foreign currency risk - Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign currency risk through its US$5,000,000 Note Offering which matures on August 14, 2025 and is extendable by one year (Note 14). All other monetary assets and liabilities are denominated in Canadian dollars. A 10% appreciation or depreciation of the value of the US dollar relative to the Canadian dollar would result in an increase or decrease of $79,046 in the Company’s loss for the year ended December 31, 2024 (2023 - $59,325).

The Company maintains cash accounts denominated in US dollars to complete foreign currency transactions and considers this practice adequate to mitigate significant foreign currency fluctuations for US dollar transactions. The Company does not currently engage in hedging contracts to manage exposure to foreign exchange risk but may do so in the future.

(f)	Other price risk - Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company monitors metal prices in determining its long-term business plans.

There were no changes in the Company’s approach to managing the above risks.

22.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as equity, consisting of common shares, stock options and warrants.

The Company is dependent upon external financing to fund activities. In order to carry out any exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is required to maintain a minimum cash balance of US$228,015 pursuant to the Note Offering and a positive working capital balance, with the amount of outstanding Notes being excluded from the calculation. The Company was in compliance with the requirement as at December 31, 2024.

Page | 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023 (in Canadian dollars)

23. SUBSEQUENT EVENT

On March 11, 2025, the Company announced the completion of the sale of its interests in the Lac Pelletier gold project (the “Project”) to Emperor Metals Inc. (“Emperor”), an arm’s length party to Maritime. Pursuant to the purchase agreement dated January 6, 2025 (as amended on March 2025) by and among Maritime, its wholly-owned subsidiary 2823988 Ontario Corp. (“282”), and Emperor, Maritime, through 282, has sold the 25 mineral claims and one mining lease that form Maritime’s interest in the Project, in exchange for an aggregate of 12,500,000 common shares in the capital of Emperor (the “Emperor Shares”), representing approximately 10.8% of the issued and outstanding Emperor Shares. The Emperor Shares are subject to a statutory four-month and one day hold period from the date of issuance.

Page | 31

SCHEDULE B

See attached.

MARITIME RESOURCES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30	December 31
As at		2025	2024
(Unaudited, expressed in Canadian dollars)	Note	$	$
ASSETS
Current
Cash		18,492,015	4,696,407
Marketable securities	4	2,375,000	-
Receivables	5	1,828,164	588,605
Inventory	6	2,580,375	331,908
Prepaid expenses and deposits	7	228,166	419,995
		25,503,720	6,036,915
Reclamation and other deposits	8	1,982,981	1,982,981
Property, plant and equipment	9	13,932,178	10,267,432
Exploration and evaluation assets	10	40,542,221	38,567,491
Total Assets		81,961,100	56,854,819

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	11	4,815,426	1,334,035
Current portion of lease liabilities	12	210,833	131,333
Current portion of loans payable	13	25,788	-
		5,052,047	1,465,368
Deferred income tax liability		79,000	79,000
Lease liabilities	12	344,976	205,225
Notes and loans payable	13	6,808,803	6,556,544
Reclamation liability	14	6,035,533	5,997,430
Total Liabilities		18,320,359	14,303,567

Shareholders' equity
Share capital	15	81,176,400	61,106,356
Reserves	15	5,164,741	3,396,258
Royalty reserve	15	210,700	210,700
Deficit		(22,911,100)	(22,162,062)
Total Shareholders’ Equity		63,640,741	42,551,252
Total Liabilities and Shareholders’ Equity		81,961,100	56,854,819

Nature of operations (Note 1) and Subsequent events (Note 22).

Approved and authorized on behalf of the Board of Directors:

“Allen Palmiere”	“Tom Yip”
Chairman	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page | 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30		Six Months Ended June 30
		2025	2024	2025	2024
(Unaudited, expressed in Canadian dollars)	Note	$	$	$	$
Pre-development Revenue	16	3,401,448	-	3,401,448	-
Cost of Sales
Pre-development processing expense	17	963,912	-	963,912	-
Selling expense		23,581		23,581
		987,493	-	987,493	-
Expenses
Corporate administration	19	77,972	76,433	148,307	135,384
Care and maintenance		-	605,768	-	1,325,096
Consulting		19,500	49,415	39,000	68,930
Depreciation	9	23,879	54,595	96,052	109,999
Directors’ fees and expenses	19	85,149	30,127	115,269	60,246
Financing expense and accretion	18	524,753	480,198	1,043,588	942,861
Interest expense on lease liability	12	9,403	6,592	19,188	13,735
Investor relations and promotion		168,132	63,385	228,514	121,604
Professional fees		59,635	32,629	99,177	90,422
Salaries and benefits		247,224	255,065	526,951	507,101
Share-based payment	15	1,372,453	242,433	1,372,453	242,433
Site administration		396,823	-	574,562	-
		2,984,923	1,896,640	4,263,061	3,617,811
Other Income (Expenses)
Gain on marketable securities		687,500	-	812,500	-
Gain (loss) on foreign currency		359,944	(57,200)	359,022	(151,385)
Loss on sale of exploration properties	10	(96,639)	-	(248,250)	-
Loss on settlement of note interest
with common shares	15	(59,181)	-	(59,181)	-
Interest income		91,212	24,762	112,403	49,524
Other income		66,109	152,925	66,109	152,925
		1,048,945	120,487	1,042,603	51,064
Net income (loss) and comprehensive income
(loss) for the period		477,977	(1,776,153)	(806,503)	(3,566,747)

Net income (loss) per share
Basic	15	0.00	(0.03)	(0.01)	(0.06)
Diluted	15	0.00	(0.03)	(0.01)	(0.06)
Weighted average shares outstanding
Basic	15	109,110,835	59,571,617	96,482,372	57,236,232
Diluted	15	121,465,626	59,571,617	96,482,372	57,236,232

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page | 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share		Royalty
	Shares	capital	Reserves	reserve	Deficit	Total
(Unaudited, expressed in Canadian dollars)	#	$	$	$	$	$
Balance, December 31, 2023	54,566,617	51,977,109	2,505,466	210,700	(15,720,746)	38,972,529
Shares and warrants issued upon private placement (Note 15)	5,000,000	2,250,000	250,000	-	-	2,500,000
Share issuance costs (Note 15)	-	(117,438)	-	-	-	(117,438)
Issued for mineral properties (Notes 10,15)	5,000	2,000	-	-	-	2,000
Share-based payments (Note 15)	-	-	242,433	-	-	242,433
Reserves transferred on expired options (Note 15)	-	-	(487,966)	-	487,966	-
Loss for the period	-	-	-	-	(3,566,747)	(3,566,747)
Balance, June 30, 2024	59,571,617	54,111,671	2,509,933	210,700	(18,799,527)	38,032,777
Shares issued pursuant to rights offering (Note 15)	23,529,411	8,000,000	-	-	-	8,000,000
Share issuance costs (Note 15)	-	(214,406)	-	-	-	(214,406)
Standby purchase warrants (Note 15)	-	(790,909)	790,909	-	-	-
Share-based payments (Note 15)	-	-	95,416	-	-	95,416
Loss for the period	-	-	-	-	(3,362,535)	(3,362,535)
Balance, December 31, 2024	83,101,028	61,106,356	3,396,258	210,700	(22,162,062)	42,551,252
Shares issued upon private placement (Note 15)	26,670,000	20,002,500	-	-	-	20,002,500
Share issuance costs (Note 15)	-	(1,536,264)	-	-	-	(1,536,264)
Agent compensation warrants issued (Note 15)	-	(866,883)	866,883	-	-	-
Exercise of warrants (Note 15)	2,391,924	1,727,758	(199,559)	-	-	1,528,199
Exercise of stock options (Note 15)	335,000	491,990	(213,829)	-	-	278,161
Issued for mineral properties (Note 15)	10,000	6,500	-	-	-	6,500
Shares issued to settle note interest (Note 13)	257,309	244,443	-	-	-	244,443
Share-based payments (Note 15)	-	-	1,372,453	-	-	1,372,453
Reserves transferred on expired options (Note 15)	-	-	(57,465)	-	57,465	-
Loss for the period	-	-	-	-	(806,503)	(806,503)
Balance, June 30, 2025	112,765,261	81,176,400	5,164,741	210,700	(22,911,100)	63,640,741

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page | 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30	2025	2024
(Unaudited, expressed in Canadian dollars)	$	$
Cash flows from operating activities
Loss for the period	(806,503)	(3,566,747)
Items not involving cash:
Accretion on reclamation liability	98,013	93,902
Amortization of notes payable transaction and finance costs	850,484	749,986
Depreciation	144,904	109,999
Gain on marketable securities	(812,500)	-
(Gain) loss on foreign currency	(369,630)	174,769
Loss on sale of exploration properties	248,250	-
Loss on settlement of note interest with common shares	59,181	-
Share-based payments	1,372,453	242,433
Changes in non-cash working capital items:
(Increase) decrease in receivables	(1,176,232)	687,200
Increase in accrued interest receivable	(42,382)	(84,898)
Increase in inventory	(2,248,467)	-
Decrease in prepaid expenses and deposits	191,829	215,619
Increase (decrease) in accounts payable and accrued liabilities	2,700,409	(370,912)
Net cash provided by (used in) operating activities	209,809	(1,748,649)
Cash flows from investing activities
Exploration and evaluation expenditures	(3,107,436)	(664,315)
Property and equipment expenditures	(3,316,313)	-
Net cash used in investing activities	(6,423,749)	(664,315)
Cash flows from financing activities
Interest paid on notes payable	(177,879)	(386,028)
Proceeds from private placement	20,002,500	2,500,000
Proceeds from stock option exercise	278,161	-
Proceeds from warrant exercise	1,528,199	-
Repayment of lease liabilities	(84,657)	(54,917)
Repayment of loans payable	(512)	-
Share issue costs	(1,536,264)	(117,438)
Net cash provided by financing activities	20,009,548	1,941,617
Change in cash during the period	13,795,608	(471,347)
Cash, beginning of the period	4,696,407	1,058,422
Cash, end of the period	18,492,015	587,075
Supplemental disclosure
Cash paid for interest	197,067	399,763
Supplemental disclosure of non-cash financial and investing activities
Expiry or cancellation of stock options	57,465	487,966
Exploration and evaluation assets included in accounts payable and accrued liabilities	1,041,257	244,432
Fair value of agent compensation warrants	866,883	-
Fair value of stock options exercised	213,829	-
Fair value of warrants exercised	199,559	-
Fair value of shares issued to settle note interest	244,443	-
Note interest paid in common shares	185,262	-
Property, plant and equipment included in accounts payable and accrued liabilities	109,439	-
Property, plant and equipment purchased on credit	139,900	-
Recognition of right of use asset and lease liability	303,908	-
Shares issued for property	6,500	2,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page | 4

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024
(Unaudited, expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Maritime Resources Corp. and its subsidiary (the “Company” or “Maritime”) is an exploration stage company. Maritime Resources Corp. was incorporated under the Business Corporations Act (British Columbia) on May 14, 2007. The Company is focused on re-starting the past producing Hammerdown Gold Mine (“Hammerdown”) located near the Baie Verte mining district in Newfoundland and Labrador, Canada as well as exploration on its other properties in the region.

The Company’s registered and records office is 3200 - 650 West Georgia Street, Vancouver, BC, Canada, V6B 4P7. The shares of the Company are traded on the TSX Venture Exchange (“TSX-V”) under the symbol MAE.

As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures.

On April 9, 2025, the Company closed a private placement offering and issued an aggregate of 26,670,000 Units at a price of $0.75 per unit for aggregate gross proceeds of $20,002,500. The net proceeds from the offering are being used for exploration and development, and general working capital purposes (Note 15).

On July 17, 2025, the Company closed a private placement offering and issued an aggregate of 10,177,425 common shares at a price of $1.13 per share for aggregate gross proceeds of $11,500,490. The net proceeds from the offering will be used for exploration and development as well as repayment of the US$5,000,000 senior secured notes on July 29, 2025 (Note 22(b)), and general working capital purposes.

These financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company has incurred losses since inception and does not currently have a stable source of recurring revenue. However, as a result of the recently completed financings and the proceeds from processing of existing mineralized stockpiles, the Company estimates that it has sufficient working capital to continue as a going concern beyond one year.

The continuing operations of the Company are dependent upon its ability to commence profitable operations at Hammerdown or to raise additional financing, if required, to repay its liabilities arising from normal business operations as they become due. Although the Company has been successful in generating proceeds from gold sales and raising financing to date, there is no assurance it will be able to do so in the future.

These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024, and should be read in conjunction with the most recently issued audited consolidated financial statements, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies which were presented in Note 3 to the audited consolidated financial statements for the year ended December 31, 2024 have been consistently applied in the preparation of the Company’s condensed interim consolidated financial statements, except for the addition of accounting policies adopted during the six months ended June 30, 2025 (Note 3).

Page | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024
(Unaudited, expressed in Canadian dollars)

The condensed interim consolidated financial statements have been prepared using the historical cost basis, except for financial instruments which are stated at fair value and have been prepared using the accrual basis of accounting except for cash flow information. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

These condensed interim consolidated financial statements comprise the financial results of Maritime Resources Corp. and its wholly owned subsidiary 2823988 Ontario Corp. All inter-company balances are eliminated on consolidation.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2025.

Share consolidation

On June 16, 2025, the Company completed a share consolidation (the “Consolidation”) on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares outstanding. All references to the number of common shares, per share amounts and other share-related information in these condensed interim consolidated financial statements with respect to prior periods have been restated to be presented on a post share consolidation basis and may vary from the pre-consolidation balances due to the elimination of fractional shares.

As a result of the Consolidation, the exercise price of the Company’s existing incentive stock options under the Company’s omnibus equity incentive plan, the number of common shares issuable thereunder, and the exercise price and number of common shares issuable under certain outstanding warrants have been adjusted in accordance with the Consolidation. All outstanding stock option and warrant information in these condensed interim consolidated financial statements have been retrospectively restated to give effect to the Consolidation.

Reclassification

The Company reclassified certain comparative figures on the condensed interim consolidated statements of income (loss) and comprehensive income (loss) to conform to the current periods’ presentation.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Accounting policies adopted during the six months ended June 30, 2025

(a)  Inventory

Stockpiled mineralized material, work-in-process and finished goods inventories are measured at the lower of weighted average cost and net realizable value (“NRV”). NRV is calculated using prevailing metal prices at the reporting date, less estimated costs to complete processing and selling. Write-downs to NRV and any subsequent reversals are recognized in processing expense in the period in which they occur.

Stockpiled mineralized material represents low-grade feed material located around the Point Rousse Project that will be processed during the recommissioning of the Pine Cove mill. Cost includes hauling and primary crushing up to the point of stockpiling.

Work-in-process comprises slurry and precipitates undergoing conversion to finished doré. Its carrying value reflects the weighted average cost of the mineralized material plus the proportionate conversion costs incurred to date.

Page | 6

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

Finished goods consist of doré bars predominantly containing gold, valued at the weighted average cost accumulated up to the point prior to off-site refining.

Supplies include reagents, grinding media, spare parts and other consumables held for use in the milling process. These items are valued at the lower of average cost and NRV, with replacement costs being the typical measure of NRV.

(b)  Net income (loss) per share

Basic net income (loss) per share (“EPS”) is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if in-the-money stock options and share purchase warrants were exercised. The calculation adjusts the weighted average number of shares outstanding for the effects of these dilutive instruments.

The dilutive effect of stock options and share purchase warrants is determined using the treasury stock method, which assumes that the proceeds from the hypothetical exercise of the instruments are used to repurchase common shares at the average market price during the period. These instruments are considered dilutive and included in the diluted EPS calculation only when their exercise prices are below the average market price of the Company’s common shares. Instruments that are anti-dilutive are excluded from the calculation.

(c)  Revenue

Revenue is principally generated from the sale of gold doré with each shipment considered as a separate performance obligation. The Company recognizes revenue at the point in time when control of the doré transfers to the customer. Control is transferred when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the present right to payment for the delivery of the gold doré, which generally occurs upon physical delivery and acceptance of final assay results.

Use of estimates and judgments

The preparation of condensed interim consolidated financial statements in conformity with IFRS Accounting Standards, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The condensed interim consolidated financial statements reflect the judgements and estimates outlined by the Company in its audited consolidated financial statements for the year ended December 31, 2024, except as follows:

Inventory valuation – The determination of carrying amounts for stockpiled mineralized material, work-in-process and finished goods inventories requires management to exercise significant judgment. Quantities are estimated by reconciling tonnes added to and removed from stockpiles, supported by periodic survey measurements, while grades and metallurgical recoveries are derived from assay results and mass-balance calculations. Costs capitalized to inventory include hauling, crushing and processing costs incurred, together with an allocation of applicable overheads. Inventories are stated at the lower of cost and NRV. NRV is calculated using prevailing metal prices less the estimated costs to complete processing into a saleable form. Changes in any of the foregoing estimates could materially affect the carrying value of inventories and the amount recognized in profit or loss in future periods.

Page | 7

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

New and amended IFRS pronouncements

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements (“IFRS 18”). The new standard on presentation and disclosure in financial statements focuses on updates to the statement of earnings (loss). The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is assessing the impact of this standard on the consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The key changes included clarification on the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to financial liabilities settled through electronic payment system, including an option to utilize an accounting policy for early derecognition. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB also added disclosure requirements to provide additional transparency regarding equity investments designated at fair value through other comprehensive income and financial instruments with contingent features, such as those related to ESG requirements.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is assessing the impact of these amendments on the consolidated financial statements. As at June 30, 2025, there are no other accounting standards and interpretations with future effective dates that are expected to have a material impact on the Company.

4.	MARKETABLE SECURITIES

On March 11, 2025, the Company sold its interests in the Lac Pelletier gold project to Emperor Metals Inc. (“Emperor”) pursuant to which the Company was issued 12,500,000 common shares of Emperor (the “Emperor Shares), which were recorded as marketable securities at their fair value of $1,562,500, determined using the closing price of Emperor’s shares on the transaction date (Note 10).

As at June 30, 2025, the Emperor Shares were re-measured at a fair value of $2,375,000, resulting in an unrealized gain of $812,500 recognized in profit or loss for the period. The Emperor Shares are classified as financial assets measured at fair value through profit or loss, and as the shares are traded in an active market with quoted prices for identical instruments, the fair value measurement is categorized within Level 1 of the fair value hierarchy.

5.	RECEIVABLES

	June 30, 2025	December 31, 2024
	$	$
Input sales tax recoverable	1,154,506	244,008
Interest receivable	72,653	30,272
Accrued future payments	250,000	250,000
Other	351,005	64,325
	1,828,164	588,605

Page | 8

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

The Company entered into a mutual cooperation agreement with Shoreline Aggregates Inc. (“Shoreline”), an aggregate producer and export company, which has been operating on the Point Rousse site since inception. Pursuant to the agreement, Shoreline will advance up to $1,500,000 of funding to the Company in staged payments. In return, Maritime will provide Shoreline with continued access to the existing site facilities for processing and shipping aggregate, and transfer land for future continuance of its operations on the Point Rousse site, while Maritime retains all underlying mineral rights. The advance was initially recorded as a deferred obligation to be extinguished in full once the land transfer was completed.

As at June 30, 2025, the Company received a total of $1,250,000 with the remaining $250,000 to be received on or prior to October 1, 2025, for a total of $1,500,000. During the year ended December 31, 2024, the Company received confirmation from the Province of Newfoundland and Labrador’s Ministry of Industry, Energy and Technology indicating approval of the surrender of land covering Shoreline’s port and aggregates production operations within the Point Rousse property. Accordingly, the Company terminated its deferred obligation and recorded a corresponding reduction in property, plant and equipment (Note 9).

6.	INVENTORY

	June 30, 2025	December 31, 2024
	$	$
Stockpiled mineralized material	410,953	276,858
Work-in-process	1,740,022	-
Finished goods	50,380	-
Supplies	379,020	55,050
	2,580,375	331,908

No write-downs or reversals were recorded during the six months ended June 30, 2025.

7.	PREPAID EXPENSES AND DEPOSITS

	June 30, 2025	December 31, 2024
	$	$
Prepaid expenses	90,994	310,247
Deposits	137,172	84,998
Supplier prepayments	-	24,750
	228,166	419,995

8.	RECLAMATION AND OTHER DEPOSITS

The Company is required to maintain reclamation deposits for its mineral properties in respect of its expected rehabilitation and closure obligations. The Company recorded a reclamation obligation with the Government of Newfoundland and Labrador upon the acquisition of the Point Rousse Project on August 21, 2023. The Company has a surety bonding arrangement with a Canadian insurance company (the “Surety”) with respect to its Point Rousse environmental bonds totaling $5,455,663, as at June 30, 2025. The surety arrangement required the Company to provide cash collateral of $1,910,000, equivalent to 35% of the value of the bonds, and pay an annual bond fee equal to 3% of the respective bond amount (Note 18). The Company holds an irrevocable letter of credit, with a major Canadian bank, as cash collateral to the Surety.

A deposit of $72,981 for reclamation purposes has been made to the Government of Newfoundland and Labrador on account of the Hammerdown project as at June 30, 2025, related to its 2021 early works program.

Page | 9

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

	June 30, 2025	December 31, 2024
	$	$
Cash collateral Point Rousse reclamation deposit	1,910,000	1,910,000
Advanced site works reclamation deposit	72,981	72,981
	1,982,981	1,982,981

9.	PROPERTY, PLANT AND EQUIPMENT

			Furniture	Vehicles
	Mills and	Right of	and	and	Exploration
	Infrastructure	use assets	Leaseholds	Equipment	Equipment	Total
	$	$	$	$	$	$
Net book value – December 31, 2023	10,626,528	337,294	809	266,790	30,776	11,262,197
Additions	668,183	75,886	-	9,178	-	753,247
Surrender of land (Note 5)	(1,500,000)	-	-	-	-	(1,500,000)
Asset retirement cost decrease	(23,876)	-	-	-	-	(23,876)
Depreciation	-	(125,324)	(809)	(84,813)	(13,190)	(224,136)
Net book value – December 31, 2024	9,770,835	287,856	-	191,155	17,586	10,267,432
Additions	3,411,729	361,960	-	140,172	-	3,913,861
Disposals	-	(44,301)	-	-	-	(44,301)
Asset retirement cost decrease (Note 14)	(59,910)	-	-	-	-	(59,910)
Depreciation	-	(95,770)	-	(42,539)	(6,595)	(144,904)
Net book value – June 30, 2025	13,122,654	509,745	-	288,788	10,991	13,932,178

For the six months ended June 30, 2025, the Company allocated $48,852 (2024 - $nil) of depreciation to inventory and recognized $96,052 (2024 - $109,999) as depreciation expense.

For the six months ended June 30, 2025, no depreciation of the Pine Cove mill was recorded during the re-commissioning phase as the facility had not yet reached the condition necessary for it to operate as intended by management, in accordance with IAS 16, Property, plant and equipment. The Nugget Pond mill is considered not available for use, and accordingly, is not being depreciated.

10.	EXPLORATION AND EVALUATION ASSETS

Green Bay Project

The Company’s Green Bay property, located in Newfoundland and Labrador, Canada hosts the past producing Hammerdown gold mine, as well as the Orion gold deposit and the historic Lochinvar lead, zinc, copper, silver and gold deposit. The property is subject to a 1% net smelter return royalty (“NSR”) over the Hammerdown deposit and surrounding lands which excludes the Orion deposit. Allowed deductions in calculating the NSR include transportation costs and toll milling charges.

The Company owns a 100% interest in the Sprucy Pond property, which is contiguous to the Hammerdown project. The Sprucy Pond property is subject to a 1.0 % NSR of which 50% can be purchased for $500,000.

The Company has a 100% interest in the Inomin property consisting of certain mineral claims that extend the Green Bay property. The Inomin property is subject to a 1.0 % NSR of which 100% can be purchased for $500,000. The project also has an underlying NSR of 2.5% of which 1.5% can be purchased for $1,000,000.

Page | 10

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

Whisker Valley Project

The Company owns a 100% interest in the Whisker Valley property in the Baie Verte mining district of Newfoundland and Labrador, Canada.

The Company was required to make additional payments to the optionors of $50,000 on each of the first, second and third anniversary of the Exercise Date which were made in March 2023, March 2024 and March 2025. The property is subject to a 2.5% NSR, of which 1% can be purchased for $1,000,000 on or before the end of the second anniversary of commencement of commercial production.

The Company owns a 100% interest in the El Strato and Strugglers Pond properties in Newfoundland and Labrador, Canada (contiguous to Whisker Valley). The Strugglers Pond and El Strato properties are each subject to separate 2% NSR royalties, of which 1% can be purchased for $1,000,000 on or before the end of the second anniversary of commercial production.

On January 31, 2023, the Company entered into an agreement to acquire a 100% interest in certain mineral property interests located on the Whisker Valley property in the Baie Verte mining district of Newfoundland and Labrador, Canada. The Company made three annual payments totaling $50,000, with the final payment of $25,000 being made on January 31, 2025. The Company has the option to buy-back one-half of the 1% NSR royalty for $500,000 on or before the end of the second anniversary of commercial production.

Gull Ridge Project

In January 2019, the Company acquired the new Gull Ridge property claims by staking. On December 21, 2021, the Company entered into an agreement to acquire a 100% interest in certain mineral property interests located on the Gull Ridge property in the Baie Verte mining district of Newfoundland and Labrador, Canada. The Company made three annual payments totaling $50,000 and 250,000 common shares, with the final payment of $20,000 and 100,000 common shares being made on January 7, 2025.

Point Rousse Project

On August 21, 2023, the Company acquired the Point Rousse Project, located within the Baie Verte Mining District, on the Point Rousse/Ming’s Bight Peninsula, in the northern portion of the Baie Verte Peninsula, northeast of the Town of Baie Verte, Newfoundland and Labrador. The Point Rousse Project includes the Pine Cove mill, an in-pit permitted tailings storage facility, deep water port access and mineral claims and mining leases, including the Stog’er Tight and Argyle properties.

Royalty obligations on the various Point Rousse Project mineral properties are as follows:

▪	A 3% NSR is payable to a third-party on gold produced from the Stog’er Tight Property.

▪	A $3,000,000 capped NSR on four mineral exploration licenses in the Point Rousse Project, which forms part of the Argyle property, is calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter and is 4% when the average price of gold is more than US$2,000 per ounce for the calendar quarter.

▪	A $3,000,000 capped NSR of 3% on a property that forms part of the Argyle Property. Once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property, the NSR decreases to 1%.

▪	A net profits interest (“NPI”) agreement over the Point Rousse Mining Leases with Royal Gold Inc. whereby the Company is required to pay a 7.5% of net profits, calculated as the gross receipts generated from the claims less all cumulative development and operating expenses.

Page | 11

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

The Company also has royalties payable to various vendors of mineral leases located outside the currently anticipated mining areas.

Lac Pelletier Project

On March 11, 2025, the Company announced the completion of the sale of its interests in the Lac Pelletier gold project located near Rouyn Noranda, Québec, Canada to Emperor Metals Inc. (“Emperor”), an arm’s length party to Maritime. Pursuant to the purchase agreement dated January 6, 2025 (as amended on March 2025) by and among Maritime, its wholly-owned subsidiary 2823988 Ontario Corp. (“282”), and Emperor, Maritime, through 282, sold 25 mineral claims and one mining lease, in exchange for an aggregate of 12,500,000 common shares in the capital of Emperor. As at June 30, 2025, the Emperor shares, which are subject to a statutory four-month and one day hold period from the date of issuance, are presented under Marketable Securities on the consolidated statement of financial position. The Company recognized a loss on sale of exploration properties of $248,250 during the six months ended June 30, 2025 comprised of $96,639 legal expenses incurred relating to the sale and $151,611 calculated as the difference between the fair value of the common shares received of $1,562,500 and the carrying value of the Lac Pelletier exploration assets of $1,714,111 as at the date of the completion of the sale.

Other exploration properties

The following exploration properties were acquired in April 2021 and were ascribed a nominal fair value.

Owl Creek West – The Company holds a 35% interest in the Owl Creek West joint venture with Newmont Canada Corporation who holds 65%. The property is located in Timmins, Ontario, Canada.

Wright – The Company holds a 100% interest in the Wright property, located in Temiscaming, Québec, Canada.

Page | 12

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

Expenditures incurred on the Company’s exploration properties and mineral interests, follow:

	Green	Whisker	Gull	Lac	Other
	Bay	Valley	Ridge	Pelletier	ON & QC	Total
	$	$	$	$	$	$
Balance, December 31, 2023	28,996,307	5,104,753	1,066,378	1,667,548	3,780	36,838,766
Acquisition costs	-	65,000	10,000	-	-	75,000
Acquisition costs – shares	-	-	2,000	-	-	2,000
Exploration expenses:					2,392
Geology	823,638	93,381	19,690	39,573	978,674
Claim fees & licenses	91,865	2,661	4,400	3,588	4,625	107,139
Detailed engineering	527,615	-	-	-	-	527,615
Environmental & permitting	50,044	-	-	-	-	50,044
	1,493,162	161,042	36,090	43,161	7,017	1,740,472
Less: Recoveries	(11,747)	-	-	-	-	(11,747)
Net additions/disposals	1,481,415	161,042	36,090	43,161	7,017	1,728,725
Balance, December 31, 2024	30,477,722	5,265,795	1,102,468	1,710,709	10,797	38,567,491
Acquisition costs	-	75,140	20,000	-	-	95,140
Acquisition costs – shares	-	-	6,500	-	-	6,500
Exploration expenses:
Geology	570,837	40,896	3,651	-	3,124	618,508
Grade control drilling	1,136,207	-	-	-	-	1,136,207
Detailed engineering	459,698	-	-	-	-	459,698
Early works	1,009,948	-	-	-	-	1,009,948
Environmental & permitting	288,299	-	-	-	-	288,299
Claim fees & licenses	38,039	33,100	-	3,402	-	74,541
	3,503,028	149,136	30,151	3,402	3,124	3,688,841
Less: Sale of Lac Pelletier property	-	-	-	(1,714,111)	-	(1,714,111)
Net additions/disposals	3,503,028	149,136	30,151	(1,710,709)	3,124	1,974,730
Balance, June 30, 2025	33,980,750	5,414,931	1,132,619	-	13,921	40,542,221

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2025	December 31, 2024
	$	$
Accounts payable	2,426,408	1,000,938
Accrued liabilities	2,292,841	288,628
Due to related parties (Note 19)	96,177	44,469
	4,815,426	1,334,035

As at June 30, 2025, accrued liabilities include a refundable amount to a shareholder relating to surplus proceeds from the exercise of unit warrants amounting to $1,863,000 (Note 15).

Page | 13

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

12.	LEASE LIABILITIES

Lease liability
$
Balance – December 31, 2023	375,375
Lease liability recognized during the year	75,886
Lease payments during the year	(140,345)
Interest expense on lease liability	25,642
Balance – December 31, 2024	336,558
Lease liability recognized during the period	349,301
Lease liability derecognized during the period	(45,393)
Lease payments during the period	(103,845)
Interest expense on lease liability	19,188
Balance – June 30, 2025	555,809
Current portion	210,833
Long term portion	344,976

Lease obligations as at June 30, 2025 and December 31, 2024 relate to site vehicles and equipment and a site exploration office. As at June 30, 2025, the Company is required to pay $238,516 (December 31, 2024 – $149,473) in undiscounted lease payments within the next twelve months and $375,823 (December 31, 2024 – $214,253) over the remaining term of the leases for a total of $614,339 (December 31, 2024 – $363,726).

During the three and six months ended June 30, 2025, the Company incurred $52,986 and $56,442, respectively for operating leases included in exploration and evaluation assets, processing costs and site administration expenses. During the three and six months ended June 30, 2024, the Company recorded $31,429 and $67,139, respectively for operating leases included in exploration and evaluation assets, corporate administration and care and maintenance.

13.	NOTES AND LOANS PAYABLE

Notes Payable

On August 14, 2023, the Company completed a brokered note offering consisting of the issuance of US$5,000,000 principal amount non-convertible senior secured notes (the “Notes”) and 3,831,141 common share purchase warrants of the Company (the “Note Warrants”) maturing August 14, 2025 (the “Initial Maturity Date”). The Initial Maturity Date may be extended by the Company in certain circumstances and subject to certain conditions, to August 14, 2026 (the “Extended Maturity Date”) pursuant to the terms of the note indenture (the “Note Indenture”) governing the terms of the Notes dated August 14, 2023 (the “Closing Date”) entered into between the Company and Computershare Trust Company of Canada (the “Trustee”), as trustee. The Company received proceeds of US$4,900,000.

The Note Offering was completed pursuant to the terms of an agency agreement entered into between the Company and SCP Resource Finance LP (“SCP”) dated August 14, 2023. The Notes were subject to a 2% original issue discount on the principal amount of the Notes (the “OID”) and bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to the Extended Maturity Date at the election of the Company.

Pursuant to certain conditions set out in the Note Indenture, including the approval of Noteholders holding at least 65% of the principal amount of the Notes then outstanding, the Company has the option to satisfy interest payments under the Notes by issuing Shares (“Interest Shares”) having a deemed value equal to 90% of the Market Price as of the date of a news release announcing the Company’s intention to issue the Interest Shares, subject to the approval of the Exchange.

Page | 14

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

The Note Indenture also sets out certain financial covenants including a minimum cash balance of US$228,015 and a positive working capital balance, with the amount of outstanding Notes being excluded from the calculation. The Notes were secured by a general security interest over the Company and rank senior to all existing and future indebtedness of the Company.

Each Note Warrant entitles the holder to purchase 0.90 common share of the Company at an exercise price of $0.69 per warrant, exercisable until August 14, 2025.

In connection with the closing of the Note Offering, the Company paid SCP a US$117,600 cash commission and issued SCP broker warrants of the Company exercisable at any time prior to the applicable maturity date to acquire up to 187,726 common shares at $0.70 per common share.

The Company deducted a total of $1,624,456 in transaction costs, including the issuance of warrants, with an aggregate value of $723,660, and financing fees, including the OID, from the carrying value of the Notes, which was amortized over the term of the Note Indenture. The Company recognized $177,879 and $363,141 of interest, respectively during the three and six months ended June 30, 2025 (2024 - $204,327 and 396,441, respectively). Of this interest, $185,262 was settled through the issuance of 257,309 common shares with a deemed value of $0.72 per share (Note 15).

The Company also recognized finance expenses of $427,525 and $850,484 (2024 - $392,305 and $770,917, respectively) for the amortization of transaction and financing costs and an unrealized gain due to changes in foreign exchange rates of $371,660 and $369,630 (2024 - $59,218 and $164,251 of losses, respectively) during the three and six months ended June 30, 2025.

	June 30, 2025	December 31, 2024
	$	$
Opening Balance	6,556,544	5,269,193
Interest and amortization of transaction costs (Note 18)	850,484	1,552,628
Interest paid or payable	(363,141)	(756,854)
Effect of changes in foreign exchange rate	(369,630)	491,577
	6,674,257	6,556,544

Subsequent to June 30, 2025, the Notes were repaid in full (Note 22(b)).

Loans Payable

During the six months ended June 30, 2025, the Company entered into two financing arrangements for the acquisition of two vehicles. The vehicle loans are non-interest-bearing with combined fixed monthly payments of $2,149 and are accounted for as financial liabilities measured at amortized cost. As no interest was specified in the agreements, the present value of the future payments approximates the purchase price and no discounting has been applied. The loans are repayable over a period of 72 months and are secured by the respective vehicles. Repayment for one of the loans commenced on June 13, 2025.

Page | 15

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

The following table summarizes the activity relating to the vehicle loans for the six months ended June 30, 2025:

Loans Payable
$
Loans recognized during the period	160,846
Loan payments during the period	(512)
Balance – June 30, 2025	160,334
Current portion	25,788
Long term portion	134,546

14.	RECLAMATION LIABILITY

	June 30, 2025	December 31, 2024
	$	$
Opening balance	5,997,430	5,841,746
Effect of change in estimates	(59,910)	172,617
Effect of change in discount rate	-	(196,493)
Interest accretion (Note 18)	98,013	179,560
	6,035,533	5,997,430

The Company’s estimates of future decommissioning and restoration for reclamation and closure costs for its Nugget Pond gold plant milling assets and the newly acquired Point Rousse Project are based on reclamation and closure plans submitted to the Government of Newfoundland and Labrador. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, reclamation plans and cost estimates, discount rates and timing of expected expenditures.

The undiscounted amount of estimated cash flows required to settle the decommissioning and reclamation costs related to the Nugget Pond gold circuit assets was estimated at $718,750 as at June 30, 2025 and December 31, 2024. At June 30, 2025, the estimated future cash flows were discounted using a risk-free rate of 3.07% (December 31, 2024 – 3.07%) with nominal accretion on the liability. The Company has recorded the undiscounted amount of estimated reclamation costs and will re-evaluate the estimated timing and value of outflows annually and will revise its estimate if necessary.

The Company established a surety bonding arrangement with respect to its Point Rousse environmental bonds totaling $5,455,663 at June 30, 2025 in favour of the Government of Newfoundland and Labrador (Note 8). During the six months ended June 30, 2025, a review was undertaken to update the timing of estimated reclamation liability cash flows resulting in a decrease of $59,910. At June 30, 2025, the estimated undiscounted future cash flows of $6,098,017 have been discounted using a risk-free rate of 3.23% (December 31, 2024 – 3.23%) and a long-term inflation rate of 2% (December 31, 2024 – 2%) and resulted in an increase in the liability of $98,013.

Page | 16

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

15.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Share consolidation

On June 16, 2025, the Company announced the consolidation of its issued and outstanding common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. Each shareholder’s percentage ownership in the Company and proportionate voting power remains unchanged after the consolidation, except for minor changes and adjustments from the treatment of any fractional common shares. As a result of the consolidation, the exercise price of the Company’s existing incentive stock options under the Company’s omnibus equity incentive plan, the number of common shares issuable thereunder, and the exercise price and number of common shares issuable under certain outstanding warrants have been adjusted in accordance with the consolidation.

Issued

During the six months ended June 30, 2025

$20 Million Private Placement

On April 9, 2025, the Company announced the closing of a brokered private placement offering (the “Offering”) of units of the Company (“Units”) for aggregate gross proceeds of $20,002,500. Pursuant to the Offering, the Company issued an aggregate of 26,670,000 Units at a price of $0.75 per Unit (the “Unit Price”). Each unit is comprised of one common share (each, a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one common share in the capital of the Company for a period of 24 months from April 9, 2025 at an exercise price of $1.20 per Warrant Share. All Unit Shares and Warrants issued in connection with the Offering are subject to a four month plus one day hold period in accordance with Canadian securities laws.

In connection with the closing of the Offering, the Company paid the agents a cash commission and corporate finance fee totaling $1,172,925 and issued the Agents compensation options exercisable for a period of 24 months following the closing to acquire up to 1,562,293 Common Shares at the Unit Price. The compensation options were valued at $866,883 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.62%, expected life of 2 years, expected volatility of 110.73% and dividend yield of 0%. Legal, regulatory and other cash costs associated with the Offering totaled $363,339.

Exercise of Warrants

On February 13, 2025, the Company issued 1,180,454 common shares for gross proceeds of $735,000 pursuant to the exercise of 1,113,635 warrants, consisting of 766,228 Note Warrants and 347,407 Unit Warrants, both with exercise price of $0.66 and an exchange basis of 1.06 common shares for each warrant exercised.

On May 25, 2025, the Company issued 941,470 common shares for gross proceeds of $586,199 pursuant to the exercise of 888,180 warrants, consisting of 268,180 Note Warrants and 620,000 Unit Warrants, both with exercise price of $0.66 and an exchange basis of 1.06 common shares for each warrant exercised.

Page | 17

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

On June 25, 2025, following the modification in the exercise price and exchange basis of the Note and Unit warrants issued on August 14, 2023, the Company issued 270,000 common shares for gross proceeds of $207,000 pursuant to the exercise of 300,000 Unit Warrants with an adjusted exercise price of $0.69 and an adjusted exchange basis of 0.90 common shares for each warrant exercised.

Exercise of Stock Options

On May 20, 2025, a total of 335,000 stock options were exercised resulting in the issuance of 335,000 common shares. The stock options were exercised at a price of $0.85 per share, generating gross proceeds of $278,161.

Exploration and evaluation assets (Note 10)

The Company issued 10,000 common shares valued at $6,500 in connection with the Gull Ridge property.

Payment of Note Interest in Common Shares

The Company issued 257,309 common shares (the “Interest Shares”) in full satisfaction of the interest payable to the holders of the US$5,000,000 non-convertible senior secured notes (Note 13) as of March 31, 2025 in the aggregate amount of $185,262 (the “Interest Payment”). In accordance with the terms of the Notes, the Company issued the Interest Shares on or about March 31, 2025. The Interest Shares issued had a fair value of $244,443 at the date of issuance, resulting in the recognition of a loss on settlement of note interest of $59,181 during the period.

During the year ended December 31, 2024

Backstopped Rights Offering and Share Issuance

On September 11, 2024, the Company announced the closing of a rights offering (“Rights Offering”), pursuant to which the Company issued rights (the “Rights”) to the holders of its common shares at the close of business on August 13, 2024. Each Right entitled the holder to purchase one common share at a price of $0.34 per share.

The Company received subscriptions for and issued 23,529,411 common shares, resulting in aggregate gross proceeds of $8,000,000. In connection with the Rights Offering, the Company entered into a standby commitment and investor rights agreement (“Standby Commitment Agreement”) dated August 6, 2024 with Dundee Resources Limited (“Dundee”) pursuant to which it agreed to backstop the Rights Offering. Pursuant to the Standby Commitment Agreement, of the total issued, Dundee acquired 13,269,499 common shares for aggregate gross proceeds of $4,511,630.

As consideration for the commitments contained in the Standby Commitment Agreement, the Company issued to Dundee 3,317,374 non-transferable compensation warrants (“Standby Purchase Warrants”). Each Standby Purchase Warrant entitles Dundee to purchase one common share at a price of $0.50 per share for a period of 36 months from the date of issuance.

In connection with the closing of the Rights Offering, the Company recognized a total of $1,002,777 in share issue costs, including the Standby Purchase Warrants issued to Dundee as described above. The Standby Purchase Warrants were valued at $790,909, using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.95%, expected life of 3 years, expected volatility of 101.73% and dividend yield of 0%. Legal, regulatory and other cash costs associated with the Rights Offering totaled $211,868.

Page | 18

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

Non-Brokered Private Placement

On March 25, 2024, the Company completed a non-brokered private placement of 5,000,000 of its common shares at a price of $0.50 per common share and 364,806 common share purchase warrants to FireFly Metals Ltd (“FireFly”) for aggregate gross proceeds of $2,500,000. Of the total proceeds, $250,000 was attributed to the common share purchase warrants, calculated as the difference between the price of the private placement and the market value of the common shares issued. Each warrant entitles the holder to acquire one common share at a price of $0.50 per share for 60 months from the date of issuance. The Company paid SCP, in its capacity as financial advisor to the Company, a cash fee of $75,000 equal to 3% of the gross proceeds of the offering. Legal and regulatory expenses associated with the unit offering totalled $42,438.

Exploration and evaluation assets (Note 10)

The Company issued 5,000 common shares valued at $2,000 in connection with the Gull Ridge property.

Royalty units

During fiscal 2016 the Company issued Royalty Units with a price of $0.01 per Royalty Unit, and, subject to written consent of the Company, may be assigned or transferred in their entirety only. The proceeds of $210,700 received in relation to the Royalty Units has been recorded as a Royalty Reserve within Equity.

Royalty Units will return 100% of the original investment made by the purchasers and is to be paid out of production from the Company’s Green Bay project (“Project”). The likelihood of the Project going into production cannot be determined at this time. Total royalties payable from the Royalty Units (“Royalty Payment”) are capped at $3,440,500 being the price for which the Equity Units (comprised of common shares and common share warrants) and Royalty Units were purchased. Royalty Payments will be made annually beginning on the first anniversary of the date of commencement of commercial production for the Project. Royalty Payments will be funded solely from 10% of annual net cash flow from the Project, with net cash flow representing net production revenues realized from the Project after deduction of all Project operating and debt servicing costs. At the option of the Company, Royalty Payments will be paid either in cash or in gold.

Stock options

The Company has a “rolling” stock option plan for its directors, officers, employees and consultants. The terms of the plan provide for options to be granted to a maximum of 10% of the issued and outstanding common shares of the Company at the time of grant of the stock options, subject to receipt of annual shareholder approval. The exercise price of each option shall not be less than the minimum price permitted by the policies of the TSX-V, and the options may be granted for a maximum term of ten years from the date of grant. The Company records the fair value of all options granted using the Black-Scholes model as share-based payment expense over the vesting period of the options. Vesting terms are determined by the Board of Directors.

Page | 19

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

A summary of the Company’s stock options follows:

	June 30, 2025		December 31, 2024
		Weighted		Weighted
		Average		Average
	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price
	#	$	#	$
Balance, beginning of period	2,190,000	0.98	2,200,000	1.12
Granted	1,706,280	1.10	670,000	0.58
Exercised	(335,000)	0.85	-	-
Expired/cancelled	(90,000)	0.86	(680,000)	(1.03)
Balance, end of period	3,471,280	1.06	2,190,000	0.98

During the six months ended June 30, 2025, the Company granted 1,706,280 (year ended December 31, 2024 – 670,000) stock options to directors, officers, consultants and employees of the Company with an exercise price of $1.10 and expiry date of May 28, 2030. All stock options granted have vested. During the six months ended June 30, 2025, the Company recorded share-based compensation expenses of $1,372,453 (2024 - $242,433) related to the fair value of the stock options granted or vested as determined using the Black-Scholes pricing model.

During the six months ended June 30, 2025, 90,000 (year ended December 31, 2024 – 680,000) stock options were forfeited, cancelled or expired resulting in a reversal of $57,465 (year ended December 31, 2024 – $487,966) from reserves to deficit. The Company has estimated the forfeiture rate to be nil%. Expected volatility was determined based on the historical movements in the closing price of the Company’s shares for a length of time equal to the expected life of each option.

The following table sets out the weighted-average assumptions used for the Black-Scholes valuation for stock options granted during the six months ended June 30, 2025 and year ended December 31, 2024.

	June 30, 2025	December 31, 2024
Weighted average share price at grant date	$1.10	$0.50
Risk-free rate	2.78%	3.25%
Expected dividend yield	0%	0%
Expected stock price volatility	94.95%	94.22%
Expected life of options (years)	5	5
Weighted average fair value per stock option granted	$0.80	$0.40

As at June 30, 2025, the Company had outstanding stock options, enabling the holders to acquire further common shares as follows:

Options	Options	Exercise	Remaining
Outstanding	Exercisable	Price	Contractual Life
#	#	$	In years	Expiry
60,000	60,000	1.70	0.20	10-Sep-25
400,000	400,000	1.80	0.98	24-Jun-26
200,000	200,000	1.80	1.08	29-Jul-26
435,000	435,000	0.50	2.67	28-Feb-28
545,000	545,000	0.60	3.97	18-Jun-29
125,000	125,000	0.50	4.39	18-Nov-29
1,706,280	1,706,280	1.10	4.91	28-May-30
3,471,280	3,471,280	1.06	3.71

Page | 20

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

Subsequent to June 30, 2025, a total of 90,000 stock options were exercised resulting in the issuance of 90,000 common shares. The stock options were exercised at prices ranging from $0.50 to $0.60 per option, generating gross proceeds of $49,000.

Warrants

Share purchase warrant transactions were as follows:

	June 30, 2025		December 31, 2024
		Weighted		Weighted
		Average		Average
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price	Outstanding	Price
	#	$	#	$
Balance, beginning of period	12,706,122	0.62	9,023,942	0.70
Granted	14,897,293	1.15	3,682,180	0.50
Exercised	(2,301,815)	0.66	-	-
Balance, end of period	25,301,600	0.94	12,706,122	0.62

Net Income (Loss) Per Share

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Net income (loss)	$477,977	$(1,776,153)	$(806,503)	$(3,566,747)
Weighted average shares outstanding - basic	109,110,835	59,571,617	96,482,372	57,236,232
Add: Dilutive impact of share purchase warrants	11,339,791	-	-	-
Add: Dilutive impact of stock options	1,015,000	-	-	-
Weighted average shares outstanding - diluted	121,465,626	59,571,617	96,482,372	57,236,232
Net income (loss) per share - basic	$0.00	$(0.03)	$(0.01)	$(0.06)
Net income (loss) per share - diluted	$0.00	$(0.03)	$(0.01)	$(0.06)

For the three months ended June 30, 2025, 2,366,280 stock options and 13,335,000 share purchase warrants were excluded from the calculation of diluted EPS as their impact would have been anti-dilutive. For periods reporting a net loss, diluted loss per share equals basic loss per share as the effect of all potential common shares would be anti-dilutive.

16.	PRE-DEVELOPMENT REVENUE

During the six months ended June 30, 2025, the Company commenced recommissioning activities at the Pine Cove mill facility using stockpiled mineralized material located around the Point Rousse Project. Sales of the resulting doré bars generated revenue of $3,401,448 for the period. Management determined that as the processing and sale of gold align with the Company’s planned principal activities, the proceeds have been presented as revenue in accordance with IFRS 15, Revenue from Contracts with Customers.

17.	PRE-DEVELOPMENT PROCESSING EXPENSE

Pre-development processing expense includes the cost of hauling, crushing and stockpiling of existing mineralized materials processed and sold, related direct processing costs and an allocation of normal indirect costs measured in accordance with IAS 2, Inventories and recognized as part of cost of sales in the same period as the related revenue.

Page | 21

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

Pre-development processing expense during the three and six months ended June 30, 2025 consists of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Raw materials and consumables	233,076	-	233,076	-
Salaries and employee benefits	1,097,471	-	1,097,471	-
Contractors	48,088	-	48,088	-
Repairs and maintenance	25,661	-	25,661	-
Mill support and administration	491,393	-	491,393	-
Depreciation	48,852	-	48,852	-
	1,944,541	-	1,944,541	-
Change in inventories	(980,628)	-	(980,628)	-
	963,912	-	963,912	-

18.	FINANCE EXPENSE

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Accretion on reclamation liability (Note 14)	49,573	47,391	98,013	93,902
Accretion on Notes payable (Note 13)	427,525	383,226	850,484	749,986
Reclamation bond fee (Note 8)	47,655	49,581	95,091	98,973
	524,753	480,198	1,043,588	942,861

19.           RELATED PARTY TRANSACTIONS

(a)            Services

Effective February 1, 2019, the Company entered into a sublease for office space in Toronto, with a corporation that is related by virtue of having certain directors and officers in common. The office lease ended on May 31, 2024.

For the three and six months ended June 30, the Company was charged the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Rent	-	18,455	-	32,628
Office administration	681	1,110	1,477	1,850
	681	19,565	1,477	34,478

Page | 22

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

(b)            Compensation of key management personnel

Key management personnel consist of the directors and executive officers of the Company. Compensation to key management personnel for services rendered were as follows for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Salaries	215,396	193,239	408,946	386,478
Directors’ fees	82,500	27,500	110,000	55,000
Share-based payments	966,254	169,036	966,254	169,036
	1,264,150	389,775	1,485,200	610,514

At June 30, 2025, related party balances included in accounts payable and accrued liabilities of $96,177 (2024 – $27,500), comprised of $82,500 for directors’ fees payable to the members of the board of directors of the Company, and $13,677 payable to the Chief Financial Officer and the VP, Environment & Sustainability for conference and travel-related expenses. Amounts due to related parties (Note 11) are non-interest bearing with no specific terms of repayment.

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, marketable securities, receivables, deposits, accounts payable and accrued liabilities, lease liabilities, loans payable and notes payable. The fair values of cash, receivables, accounts payable and accrued liabilities approximate their book carrying values because of the short-term nature of these instruments. The fair values of marketable securities are based on the quoted market price of the underlying securities. Loans payable are carried at amortized cost. The carrying value of the Company’s lease liabilities and notes payable are measured at the present value of the discounted future cash flows. The fair values of the notes payable are approximated by their carrying values as the interest rates are comparable to market interest rates.

(a)	Credit risk - Credit risk is the risk that a counterparty to a financial instrument will fail to discharge its contractual obligations. The Company is exposed to credit risk with respect to its cash and receivables and its reclamation deposits. The maximum exposure to loss arising from receivables is equal to their carrying amounts. The Company manages credit risk with respect to its cash by maintaining demand deposits with a major Canadian financial institution; however, this exposes the Company’s cash to concentration of credit risk as all amounts are held at a single institution. Receivables were due from a merchant bank and a government agency.

(b)	Liquidity risk - Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At June 30, 2025, the Company had a cash balance of $18,492,015 to settle current liabilities of $5,052,047.

The following table summarizes the maturity profile of the Company’s financial liabilities at June 30, 2025. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

Page | 23

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

	Current	Non-current	Non-current
	within 1 year	year 2 - 5	year 6 onwards
	$	$	$
Accounts payable and accrued liabilities	4,815,426	-	-
Lease liabilities	238,516	375,823	-
Loans payable	25,788	103,135	31,411
Notes payable	-	6,674,257	-
Reclamation liability	-	2,645,663	3,452,354

(c)	Market risk - Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(d)	Interest rate risk - Interest rate risk consists of two components:

i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk; and

ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk through its US$5,000,000 Note Offering (Note 13) which bears interest at a rate equal to the SOFR plus 6% per annum and the Company may elect to extend the maturity date by one year, at which time the interest rate on the Notes would increase to SOFR plus 9%. Pursuant to certain conditions, the Company has the option to satisfy interest payments under the Note Offering by issuing common shares (Note 13). A 10% increase or decrease in the SOFR would have resulted in an increase or decrease of $15,652 and $23,493 in the Company’s loss for the three and six months ended June 30, 2025, respectively (2024 - $9,226 and $18,246, respectively). The Notes were repaid in full on July 29, 2025 (Note 22 (b)).

(e)	Foreign currency risk - Foreign currency risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign currency risk through its US$5,000,000 Note Offering which matures August 14, 2025 and is extendable by one year (Note 13). All other monetary assets and liabilities are denominated in Canadian dollars. A 10% appreciation or depreciation in the value of the US dollar relative to the Canadian dollar would result in an increase or decrease of $17,693 and $36,325 in the Company’s loss for the three and six months ended June 30, 2025, respectively (2024 - $19,591 and $38,766, respectively).

The Company maintains US-dollar denominated bank accounts to settle its US-dollar commitments and considers this natural matching strategy sufficient to mitigate the majority of its foreign-exchange exposure on such transactions. The Company does not currently employ hedging instruments. However, it continues to monitor currency volatility and may enter into foreign exchange contracts if market conditions warrant.

(f)	Other price risk - Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, excluding those arising from interest rate or foreign currency movements.

The Company is primarily exposed to other price risk through fluctuations in metal prices, which can impact project economics, asset valuations, and future cash flows. As part of its strategic planning process, the Company regularly monitors prevailing and forecasted metal prices to inform long-term budgeting, capital allocation, and development decisions. There were no changes in the Company’s approach to managing this risk during the six months ended June 30, 2025.

Page | 24

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in Canadian dollars)

21.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as equity, consisting of common shares, stock options and warrants.

The Company is dependent upon external financing to fund activities. In order to carry out any exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is required to maintain a minimum cash balance of US$228,015 pursuant to the Note Offering and a positive working capital balance, with the amount of outstanding Notes being excluded from the calculation. The Company was in compliance with the requirement as at June 30, 2025.

22.	SUBSEQUENT EVENTS

(a)	$11.5 Million Private Placement

On July 17, 2025, the Company closed its brokered “best efforts” private placement offering (the “Offering”) of common shares for aggregate gross proceeds of approximately $11,500,490. Pursuant to the Offering, the Company issued an aggregate of 10,177,425 common shares at a price of $1.13 per share (the “Issue Price”). All shares issued in connection with the Offering are subject to a four month plus one day hold period in accordance with Canadian securities laws.

In connection with the closing of the Offering, the Company paid the agents a cash commission and corporate finance fee totaling $684,089 and issued the agents compensation options exercisable for a period of 24 months following the closing date to acquire up to 605,389 common shares at the Issue Price.

(b)	Repayment of Note Obligation

On July 29, 2025, the Company repaid the US$5,000,000 principal amount owed under its non-convertible senior secured notes due on August 14, 2025 (Note 13), along with accrued and unpaid interest.

Page | 25

SCHEDULE C

See attached.

New Found Gold Corp.

Pro Forma Consolidated Financial Statements

As at June 30, 2025 and for the year ended December 31, 2024 and the six months ended June 30, 2025
(in Canadian Dollars)

(Unaudited)

Unaudited Pro Forma Interim Consolidated Statement of Financial Position

As at June 30, 2025

(in Canadian dollars)

	New Found		Reclass	Pro forma		Pro forma
	Gold	Maritime	adjustments	adjustments		combined
ASSETS	($)	($)	($)	($)	Notes	($)
Current assets:
Cash and cash equivalents	66,420,308	18,492,015	-	(11,800,000)	4(e)	73,112,323
Investments	1,042,454	2,375,000	-	(834,581)	4(a)	2,582,873
Interest receivable	48	-	72,653	-	5(e)	72,701
Sales taxes recoverable	1,078,418	-	1,154,506	-	5(e)	2,232,924
Prepaid expenses and deposits	759,589	228,166	-	-		987,755
Receivables	-	1,828,164	(1,227,159)	-	5(e)	601,005
Inventory	-	2,580,375	-	-		2,580,375
Total current assets	69,300,817	25,503,720	-	(12,634,581)		82,169,956
Non-current assets:
Exploration and evaluation assets	34,573,359	40,542,221	-	250,461,831	4(c), 4(d)	325,577,411
Reclamation and other deposits	-	1,982,981	-	-		1,982,981
Investment in Kirkland Lake Discoveries Corp.	1,458,008	-	-	-		1,458,008
Property and equipment	7,718,834	13,932,178	(509,745)	-	5(f)	21,141,267
Right-of-use assets	72,899	-	509,745	-	5(f)	582,644
Other assets	9,300	-	-	-		9,300
Total non-current assets	43,832,400	56,457,380	-	250,461,831		350,751,611
Total assets	113,133,217	81,961,100	-	237,827,250		432,921,567
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	5,352,606	4,815,426	-	-		10,168,032
Flow-through share premium	15,487,832	-	-	-		15,487,832
Current portion of lease liabilities	10,028	210,833	-	-		220,861
Current portion of loans payable	-	25,788	-	-		25,788
Total current liabilities	20,850,466	5,052,047	-	-		25,902,513
Deferred income tax liability	-	79,000	-	70,735,775	4(f)	70,814,775
Lease liabilities	69,594	344,976	-	-		414,570
Notes and loans payable	-	6,808,803	-	-		6,808,803
Reclamation liability	-	6,035,533	-	-		6,035,533
Total liabilities	20,920,060	18,320,359	-	70,735,775		109,976,194
EQUITY
Share capital	385,392,707	81,176,400	-	127,467,058	4(b), 7	594,036,165
Reserves	36,085,525	5,164,741	-	27,463,131	4(b)	68,713,397
Royalty reserve	-	210,700	-	(210,700)	4(b)	-
Deficit	(329,265,075)	(22,911,100)	-	12,371,986	4(a), 4(b), 4(e)	(339,804,189)
Total equity	92,213,157	63,640,741	-	167,091,475		322,945,373
Total liabilities and equity	113,133,217	81,961,100	-	237,827,250		432,921,567

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

Unaudited Annual Pro Forma Consolidated Statement of Loss and Comprehensive Loss

For the Year Ended December 31, 2024

(in Canadian dollars)

	New Found		Reclass	Pro forma		Pro forma
	Gold	Maritime	adjustments	adjustments		combined
	($)	($)	($)	($)	Notes	($)
Revenue	-	-	-	-		-
Cost of sales
Processing expense	-	-	-	-		-
Selling expense	-	-	-	-		-
	-	-	-	-		-
Expenses
Corporate development and investor relations	711,506	-	173,214	11,800,000	4(e), 5(b)	12,684,720
Depreciation	813,654	224,136	-	-		1,037,790
Exploration and evaluation expenditures	52,563,340	-	304,641	1,651,725	4(d), 5(c)	54,519,706
Office and sundry	779,138	-	121,419	-	5(c)	900,557
Professional fees	1,332,556	259,442	-	-		1,591,998
Salaries and consulting	2,612,010	2,133,882	245,968	-	5(b)	4,991,860
Share-based compensation	889,045	337,849	-	-		1,226,894
Transfer agent and regulatory fees	446,384	-	57,021	-	5(c)	503,405
Travel	169,291	-	74,546	-	5(c)	243,837
Administration	-	557,627	(557,627)	-	5(c)	-
Care and maintenance	-	823,619	-	-		823,619
Consulting	-	124,951	(124,951)	-	5(b)	-
Directors' fees and expenses	-	121,017	(121,017)	-	5(b)	-
Financing expense and accretion	-	1,926,473	(1,926,473)	-	5(a)	-
Interest expense on lease liability	-	25,642	(25,642)	-	5(a)	-
Investor relations and promotion	-	173,214	(173,214)	-	5(b)	-
Loss from operating activities	(60,316,924)	(6,707,852)	1,952,115	(13,451,725)		(78,524,386)
Other income (expense)
Settlement of flow-through share premium	12,426,322	-	-	-		12,426,322
Foreign exchange (loss) gain	224,286	(467,177)	-	-		(242,891)
Loss from equity investment	(1,306,722)	-	-	-		(1,306,722)
Loss on dilution of equity investment	(28,772)	-	-	-		(28,772)
Part XII.6 tax	(928,769)	-	-	-		(928,769)
Revaluation of secured notes	140,786	-	-	-		140,786
Interest expense	(25,105)	-	(1,952,115)	-	5(a)	(1,977,220)
Interest income	2,869,403	92,822	-	-		2,962,225
Realized gains (losses) on disposal of investments	(380,877)	-	-	-		(380,877)
Unrealized gains (losses) on investments	(1,191,882)	-	-	41,500	4(a)	(1,150,382)
Settlement of legal claim	(1,750,100)	-	-	-		(1,750,100)
Other income	-	152,925	-	-		152,925
Loss and comprehensive loss for the year	(50,268,354)	(6,929,282)	-	(13,410,225)		(70,607,861)
Loss per share – basic and diluted ($)	(0.26)				6	(0.25)
Weighted average number of common shares outstanding – basic and diluted	194,032,544				6	278,529,310

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Interim Consolidated Statement of Loss and Comprehensive Loss

For the Six Months Ended June 30, 2025

(in Canadian dollars)

	New Found		Reclass	Pro forma		Pro forma
	Gold	Maritime	adjustments	adjustments		combined
	($)	($)	($)	($)	Notes	($)
Revenue	-	3,401,448	-	-		3,401,448
Cost of sales
Processing expense	-	963,912	-	-		963,912
Selling expense	-	23,581	-	-		23,581
	-	2,413,955	-	-		2,413,955
Expenses
Corporate development and investor relations	499,883	-	228,514	-	5(b)	728,397
Depreciation	399,181	96,052	-	-		495,233
Exploration and evaluation expenditures	14,370,837	-	574,562	3,587,201	4(d), 5(c)	18,532,600
Office and sundry	422,078	-	71,871	-	5(c)	493,949
Professional fees	839,533	99,177	-	-		938,710
Salaries and consulting	2,727,597	526,951	154,269	-	5(b)	3,408,817
Share-based compensation	1,358,932	1,372,453	-	-		2,731,385
Transfer agent and regulatory fees	355,781	-	29,655	-	5(c)	385,436
Travel	291,937	-	46,782	-	5(c)	338,719
Corporate administration	-	148,307	(148,307)	-	5(c)	-
Consulting	-	39,000	(39,000)	-	5(b)	-
Directors' fees and expenses	-	115,269	(115,269)	-	5(b)	-
Financing expense and accretion	-	1,043,588	(1,043,588)	-	5(a)	-
Interest expense on lease liability	-	19,188	(19,188)	-	5(a)	-
Investor relations and promotion	-	228,514	(228,514)	-	5(b)	-
Site administration	-	574,562	(574,562)	-	5(c)	-
Loss from operating activities	(21,265,759)	(1,849,106)	1,062,776	(3,587,201)		(25,639,290)
Other income (expense)
Settlement of flow-through share premium	754,768	-	-	-		754,768
Gain on sale of secured notes	55,911	-	-	-		55,911
Foreign exchange (loss) gain	(144,094)	359,022	-	-		214,928
Loss from equity investment	(57,792)	-	-	-		(57,792)
Loss on dilution of equity investment	(9,956)	-	-	-		(9,956)
Interest expense	(9,473)	-	(1,062,776)	-	5(a)	(1,072,249)
Interest income	381,151	112,403	-	-		493,554
Realized gains (losses) on disposal of investments	160,701	-	-	-		160,701
Unrealized gains (losses) on investments	633,900	-	812,500	(613,113)	4(a), 5(d)	833,287
Gain on marketable securities	-	812,500	(812,500)	-	5(d)	-
Loss on sale of exploration properties	-	(248,250)	-	228,682	4(d)	(19,568)
Loss on settlement of note interest with common shares	-	(59,181)	-	-		(59,181)
Other income	-	66,109	-	-		66,109
Loss and comprehensive loss for the period	(19,500,643)	(806,503)	-	(3,971,632)		(24,278,778)
Loss per share – basic and diluted ($)	(0.10)				6	(0.08)
Weighted average number of common shares outstanding – basic and diluted	204,465,204				6	288,961,970

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

1.    Description of the Transaction

On September 5, 2025, New Found Gold Corp. (“New Found Gold”) and Maritime Resources Corp. (“Maritime” and collectively with New Found Gold, the “Companies”) announced that the Companies have entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which New Found Gold has agreed to acquire all of the issued and outstanding common shares of Maritime that it does not already own (the “Transaction”) by way of a plan of arrangement that will be carried out by way of a court-approved Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

Under the terms of the Arrangement Agreement, each holder of the common shares of Maritime (each, a “Maritime Share”) will receive 0.75 of a New Found Gold common share (each whole share, a “New Found Gold Share”) in exchange for each Maritime Share (the “Exchange Ratio”) at the effective time of the Transaction. New Found Gold currently owns approximately 0.1% of the Maritime Shares. At closing of the Transaction, existing New Found Gold and Maritime shareholders will own approximately 69% and 31%, respectively, of the pro forma company on a fully-diluted in-the-money basis.

In addition, all outstanding Maritime stock options will be canceled and exchanged for New Found Gold options exercisable for New Found Gold Shares and all outstanding Maritime warrants will become exercisable for New Found Gold Shares, with the number of New Found Gold Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio.

2.    Basis of Presentation

These unaudited pro forma consolidated financial statements as at June 30, 2025 and for the year ended December 31, 2024 and for the six months ended June 30, 2025 have been prepared by management of New Found Gold to give effect to the Transaction described in Note 1, for inclusion in Maritime’s management information circular for an annual general and special meeting of shareholders (the “Information Circular”).

The Transaction has been accounted for in these unaudited pro forma consolidated financial statements as a business combination under IFRS 3, Business Combinations (“IFRS 3”). Although Maritime has not commenced commercial production, management determined in its judgment Maritime meets the definition of a business under IFRS 3 considering the advanced stage of the Hammerdown project including existing mine processing infrastructure and workforce capable of generating pre-development revenue, a feasibility study establishing proven and probable reserves, as well as the necessary permits to allow for production, which together significantly contribute to the ability to create outputs. The acquisition method of accounting was used to prepare these unaudited pro forma consolidated financial statements with New Found Gold identified as the acquirer. This method requires New Found Gold to recognize Maritime’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed. In allocating the consideration transferred in the acquisition to the identifiable assets acquired and liabilities assumed at fair value, the excess of the consideration paid over the estimated fair value of Maritime’s net assets has been allocated to the fair value of the exploration and evaluation assets for the purposes of these unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements include the following information:

•	An unaudited pro forma interim consolidated statement of financial position as at June 30, 2025, prepared from the unaudited condensed interim statement of financial position of New Found Gold and the unaudited condensed interim consolidated statement of financial position of Maritime, each as at June 30, 2025, giving effect to the Transaction as if it had occurred on June 30, 2025.

•	An unaudited annual pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024, prepared from the audited statement of loss and comprehensive loss of New Found Gold and audited consolidated statement of loss and comprehensive loss of Maritime, each for the year ended December 31, 2024, giving effect to the Transaction as if it had occurred on January 1, 2024.

•	An unaudited pro forma interim consolidated statement of loss and comprehensive loss for the six months ended June 30, 2025, prepared from the unaudited condensed interim statement of loss and comprehensive loss of New Found Gold and the unaudited condensed interim consolidated statement of income (loss) and comprehensive income (loss) of Maritime, each for the six months ended June 30, 2025, giving effect to the Transaction as if it had occurred on January 1, 2024.

•	These accompanying notes to the unaudited pro forma consolidated financial statements.

The assumptions and estimates underlying the adjustments to the unaudited pro forma consolidated financial statements are described in the accompanying notes. The unaudited pro forma consolidated financial statements are presented in Canadian dollars.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction in the Information Circular and in conjunction with the financial statements and notes of New Found Gold and Maritime respectively incorporated by reference therein. The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca, or on the respective company’s websites.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those set out in New Found Gold’s audited financial statements as at and for the year ended December 31, 2024 and its unaudited condensed interim financial statements as at and for the six months ended June 30, 2025. New Found Gold’s and Maritime’s audited financial statements as at and for the year ended December 31, 2024 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and their unaudited condensed interim financial statements as at and for the six months ended June 30, 2025 were prepared in accordance with IFRS, as applicable to interim financial reports including International Accounting Standard 34, Interim Financial Reporting issued by the IASB. The unaudited pro forma consolidated financial statements do not include all of the disclosures required under IFRS for a full set of financial statements. In preparing the unaudited pro forma consolidated financial statements, management had undertaken a review to identify differences between New Found Gold’s accounting policies and those of Maritime that could have an impact on the unaudited pro forma consolidated financial statements. Except in respect of the accounting for exploration and evaluation (“E&E”) expenditures, management determined that no material adjustments were required in order for Maritime’s financial statements to comply with the accounting policies applied by New Found Gold. With respect to E&E expenditures, Maritime’s accounting policy is to capitalize E&E expenditures in addition to acquisition costs, which differs from New Found Gold’s accounting policy whereby E&E expenditures are expensed as incurred other than acquisition costs. Conforming the accounting policies of the acquired business to those of the acquirer are considered transaction accounting adjustments for the acquisition and, therefore, a pro forma adjustment has been made in respect of this accounting policy difference (note 4(d)). The assessment of differences in accounting policies is based on management’s best estimate and interpretations of IFRS, which remain subject to change as/when additional information becomes available. On this basis, the actual impact of aligning accounting policies may differ from the information provided in these unaudited pro forma consolidated financial statements. Such differences could be material.

Certain reclassifications have been made to the consolidated financial statements of Maritime in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation of New Found Gold.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only, and do not represent the actual financial position or financial performance that would have occurred if the Transaction had completed on January 1, 2024 or June 30, 2025. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the future financial position or financial performance that could be expected as a result of the Transaction. Actual results may be materially different.

The unaudited pro forma consolidated financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve, or costs to be incurred to achieve savings or other benefits arising from the Transaction. Such savings or costs could be material.

Additionally, the accounting for the Transaction depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed and have been made solely for the purposes of providing unaudited pro forma consolidated financial statements. Differences between these preliminary estimates and the final accounting may occur, and these differences could have a material impact on the accompanying unaudited pro forma consolidated financial statements and the consolidated company’s future earnings and financial position.

3.    Preliminary Purchase Price and Fair Values of Assets Acquired and Liabilities Assumed

Preliminary Purchase Price

The following table shows the estimated purchase consideration based on the number of Maritime shares outstanding, the estimated fair value of the replacement options and warrants, and the estimated fair value of Maritime shares and warrants held by New Found Gold as at the date of the announcement of the Transaction, which was September 5, 2025.

Amount
Shares issued at the Exchange Ratio(1)	$208,643,458
Replacement stock options(2)	4,104,357
Replacement warrants(3)	28,523,515
Maritime shares and warrants held by New Found Gold (Note 4(a))	2,095,467
Total purchase consideration	$243,366,797

(1)	The fair value of share consideration is based on New Found Gold’s closing share price of $2.47 per share as at the date of the announcement of the Transaction on September 5, 2025 multiplied by 84,496,766 New Found Gold shares to be issued in exchange for 112,662,355 shares of Maritime outstanding as at June 30, 2025 based on the Exchange Ratio of 0.75, excluding Maritime shares held by New Found Gold. The share price and number of New Found Gold shares to be issued may differ on the actual date the Transaction closes and the difference could be material.

(2)	The fair value of replacement stock options assumes that 3,471,280 stock options of Maritime outstanding as at June 30, 2025 will be exchanged for 2,535,960 replacement stock option of New Found Gold based on the Exchange Ratio of 0.75 and their exercise price will be adjusted by the inverse of the Exchange Ratio. The fair value of replacement stock options is based on a preliminary valuation using a Black-Scholes model that utilizes the following input assumptions:

Share price at valuation date	$2.47
Volatility	68%
Estimated remaining life	0.2 to 4.9 years
Risk free interest rate	2.8%
Expected dividend yield	nil
Exercise price	$0.67 to $2.40

(3)	The fair value of warrants assumes that 23,769,143 share purchase warrants of Maritime outstanding as at June 30, 2025 will be adjusted by the Exchange Ratio in addition to any existing exchange ratios from previous transactions such that 17,421,216 New Found Gold shares will be issuable upon their exercise, excluding Maritime warrants held by New Found Gold. The fair value of warrants is based on a preliminary valuation using a Black-Scholes model that utilizes the following input assumptions:

Share price at valuation date	$2.47
Volatility	68%
Estimated remaining life	0.1 to 3.7 years
Risk free interest rate	2.8%
Expected dividend yield	nil
Exercise price	$0.50 to $1.20

Purchase price estimates were based on the best available information and are as at September 5, 2025. The result of a change in the underlying share price, the number of shares issue or stock options or warrants or the number of shares issuable upon their exercise, or any of the other key assumptions as at the date that the Transaction closes could materially change the purchase price.

Preliminary Fair Values of Assets Acquired and Liabilities Assumed

Amount
Assets
Cash	$18,492,015
Marketable securities	2,375,000
Receivables	1,828,164
Inventory	2,580,375
Prepaid expenses and deposits	228,166
Reclamation and other deposits	1,982,981
Property, plant and equipment	13,932,178
Exploration and evaluation assets	291,004,052

Liabilities
Accounts payable and accrued liabilities	$(4,815,426)
Current portion of lease liabilities	(210,833)
Current portion of loans payable	(25,788)
Deferred income tax liability	(70,814,775)
Lease liabilities	(344,976)
Notes and loans payable	(6,808,803)
Reclamation liability	(6,035,533)

Preliminary net assets acquired	$243,366,797

As of the date of these unaudited pro forma consolidated financial statements, management has not yet completed a detailed valuation of the assets and liabilities of Maritime, and therefore the determination of the fair values of the net assets acquired is incomplete. Consequently, for the purposes of these unaudited pro forma consolidated financial statements, the carrying values of assets and liabilities as at June 30, 2025 have been used, other than for exploration and evaluation assets. The fair values of each of the net assets acquired could be materially different from those presented here. In addition, the calculation of the tax cost bases of assets acquired and liabilities assumed is incomplete, including any recognition of the associated deferred tax assets and liabilities.

The purchase price and the fair value of the identifiable assets and liabilities to be acquired will ultimately be determined as of the date of the closing of the Transaction. IFRS 3 contains a measurement period which provides the acquirer with a reasonable period of time, up to a period of one year from the acquisition date, to obtain the information necessary to identify and measure all of the various components of the business combination as at the acquisition date in accordance with the standard. Actual results could differ materially from the preliminary results presented here and may result in the recognition of goodwill or a bargain purchase.

4.    Pro forma Adjustments and Assumptions

The unaudited pro forma consolidated financial statements give effect to the following adjustments:

a.	Elimination of investment in Maritime shares and warrants

As at June 30, 2025, New Found Gold held 102,923 Maritime shares and 1,532,457 Maritime warrants with a carrying value of $834,581. These assets would be remeasured and derecognized upon closing of the Transaction. As such, a pro forma adjustment is made to derecognize these assets in the unaudited pro forma interim consolidated statement of financial position as at June 30, 2025 as if the Transaction had occurred on June 30, 2025 and to reverse the unrealized gains/losses associated with these assets in the unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024 and for the six months ended June 30, 2025 as if the Transaction had occurred on January 1, 2024. In addition, an adjustment is made to deficit reflecting the estimated remeasurement gain of $1,260,886 from June 30, 2025 to September 5, 2025, the date the total purchase consideration is measured.

b.	Adjustment to share capital and reserves for shares issued and replacement options and warrants and elimination of historical Maritime shareholder’s equity accounts

Based on the preliminary purchase price in Note 3, a pro forma adjustment is made to reflect the issuance of New Found Gold shares of $208,643,458 from share capital and replacement options and warrants totaling $32,627,872 recorded to reserves, and elimination of Maritime’s historical share capital account of $81,176,400, reserves accounts totaling $5,375,441, and deficit account of $22,911,100 in the unaudited pro forma interim consolidated statement of financial position as at June 30, 2025 as if the Transaction had occurred on June 30, 2025.

c.	Fair value adjustments to E&E assets

Based on the preliminary purchase price and the preliminary fair value of assets acquired and liabilities assumed in Note 3, a pro forma adjustment of $284,624,900 is made to recognize and measure the Maritime E&E assets acquired at their preliminary fair values in the unaudited pro forma interim consolidated statement of financial position as at June 30, 2025 as if the Transaction had occurred on June 30, 2025.

d.	Alignment of accounting policy for capitalization of E&E expenditures

Maritime’s accounting policy is to capitalize E&E expenditures in addition to acquisition costs, which differs from New Found Gold’s accounting policy whereby E&E expenditures are expensed as incurred other than acquisition costs. IFRS requires the use of consistent accounting policies by the group in consolidated financial statements. As such, a pro forma adjustment of $34,163,069 is made to conform Maritime’s accounting policy with that of New Found Gold in the unaudited pro forma interim consolidated statement of financial position as at June 30, 2025 as if the Transaction had occurred on June 30, 2025 (the effects of which were offset by the preliminary allocation of the purchase price to the estimated fair value of the E&E assets acquired as described in Note 3 and Note 4(c)) and to expense E&E expenditures incurred by Maritime during the period in the unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024 of $1,651,725 and for the six months ended June 30, 2025 of $3,587,201, as if the Transaction had occurred on January 1, 2024. As a result, Maritime’s loss on sale of exploration properties for the six months ended June 30, 2025 is reduced by $228,682, reflecting the lower carrying amount derecognized on disposal.

e.	Transaction Expenses

Management expects New Found Gold will incur an estimated $2,850,000 of transaction costs related to the acquisition, as well as estimated transaction costs of Maritime of $6,300,000 and severance costs for certain Maritime executives of $2,650,000 in connection with the change of control associated with the Transaction that will be paid by New Found Gold for a total of $11,800,000 of transaction costs. As such, a pro forma adjustment is made to reflect the payment of such costs with cash in the unaudited interim pro forma consolidated statement of financial position as at June 30, 2025 as if the Transaction had occurred on June 30, 2025 and the recognition of these costs in the unaudited pro forma consolidated statements of loss and comprehensive loss for the year ended December 31, 2024 as if the Transaction had occurred on January 1, 2024.

f.	Current and Deferred Income Taxes

Except for the recognition of a deferred tax liability relating to the acquisition Maritime, as shown in the preliminary fair values of assets acquired and liabilities assumed table in Note 3, for the purpose of presenting the unaudited pro forma consolidated financial statements, any income tax and deferred tax effects including any tax benefits that may arise in connection with the pro forma adjustments has been excluded because management has not yet completed a detailed valuation of the assets and liabilities of Maritime as described in Note 3. The tax rate used to calculate that deferred tax liability relating to the acquisition Maritime is assumed to be 30% based on Maritime’s combined federal and provincial tax rate in the jurisdiction it operates in.

5.	Pro Forma Presentation Reclassifications

The unaudited pro forma consolidated financial statements give effect to the following reclassification adjustments to conform the financial statement presentation of Maritime to the financial statement presentation of New Found Gold:

a.	Reclassify Maritime’s financing expense and accretion and interest expense on lease liability to New Found Gold’s interest expense caption.

b.	Reclassify Maritime’s investor relations and promotion expense to New Found Gold’s corporate development and investor relations expense caption and reclassify Maritime’s consulting expense and directors’ fees and expenses to New Found Gold’s salaries and consulting expense caption.

c.	Reclassify Maritime’s corporate administration expense to New Found Gold’s office and sundry, transfer agent and regulatory fees, and travel expense captions and Maritime’s site administration expense to New Found Gold’s exploration and evaluation expenditures caption.

d.	Reclassify Maritime’s gain on marketable securities to New Found Gold’s unrealized gains (losses) on investments caption.

e.	Reclassify Maritime’s interest receivable of $72,653 and input sales tax receivable of $1,154,000 from receivables to New Found Gold’s interest receivable and sales tax recoverable captions.

f.	Reclassify Maritim’s right-of-use assets of $509,745 from property, plant and equipment to New Found Gold’s right-of-use assets caption.

A summary reconciliation of the reclassifications in the unaudited pro forma consolidated statement of loss and comprehensive loss are as follows:

For the year ended December 31, 2024

	Note 5(a)	Note 5(b)	Note 5(c)	Total reclass
	($)	($)	($)	($)
Expenses
Corporate development and investor relations	-	173,214	-	173,214
Exploration and evaluation expenditures	-	-	304,641	304,641
Office and sundry	-	-	121,419	121,419
Salaries and consulting	-	245,968	-	245,968
Transfer agent and regulatory fees	-	-	57,021	57,021
Travel	-	-	74,546	74,546
Corporate administration	-	-	(557,627)	(557,627)
Consulting	-	(124,951)	-	(124,951)
Directors' fees and expenses	-	(121,017)	-	(121,017)
Financing expense and accretion	(1,926,473)	-	-	(1,926,473)
Interest expense on lease liability	(25,642)	-	-	(25,642)
Investor relations and promotion	-	(173,214)	-	(173,214)
Loss from operating activities	1,952,115	-	-	1,952,115
Other income (expense)
Interest expense	(1,952,115)	-	-	(1,952,115)
Loss and comprehensive loss for the period	-	-	-	-

For the six months ended June 30, 2025

	Note 5(a)	Note 5(b)	Note 5(c)	Note 5(d)	Total reclass
	($)	($)	($)	($)	($)
Expenses
Corporate development and investor relations	-	228,514	-	-	228,514
Exploration and evaluation expenditures	-	-	574,562	-	574,562
Office and sundry	-	-	71,871	-	71,871
Salaries and consulting	-	154,269	-	-	154,269
Transfer agent and regulatory fees	-	-	29,655	-	29,655
Travel	-	-	46,782	-	46,782
Corporate administration	-	-	(148,307)	-	(148,307)
Consulting	-	(39,000)	-	-	(39,000)
Directors' fees and expenses	-	(115,269)	-	-	(115,269)
Financing expense and accretion	(1,043,588)	-	-	-	(1,043,588)
Interest expense on lease liability	(19,188)	-	-	-	(19,188)
Investor relations and promotion	-	(228,514)	-	-	(228,514)
Site administration	-	-	(574,562)	-	(574,562)
Loss from operating activities	1,062,776	-	-	-	1,062,776
Other income (expense)
Interest expense	(1,062,776)	-	-	-	(1,062,776)
Unrealized gains (losses) on investments	-	-	-	812,500	812,500
Gain on marketable securities	-	-	-	(812,500)	(812,500)
Loss and comprehensive loss for the period	-	-	-	-	-

6.    Pro Forma Earnings Per Share

Pro forma earnings per share – basic and diluted, for the six months ended June 30, 2025 and the year ended December 31, 2024 have been calculated on actual weighted average number of New Found Gold common shares outstanding for the respective periods, as well as the number of shares issued in connection with the Transaction as if the shares had been outstanding since January 1, 2024. Options and warrants outstanding are anti-dilutive thus are not included in the following pro forma weighted average common shares outstanding.

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
New Found Gold Corporation weighted average number of common shares outstanding - basic and diluted	204,465,204	194,032,544
New Found Gold Corporation shares to be issued pursuant to the Transaction	84,496,766	84,496,766
Pro forma weighted average number of common shares outstanding - basic and diluted	288,961,970	278,529,310
Pro forma loss	$(24,278,778)	$(70,607,861)
Pro forma loss per share - basic and diluted	$(0.08)	$(0.25)

7.    Pro Forma Share Capital

New Found Gold’s pro forma share capital as at June 30, 2025 has been calculated as follows:

	Number of Shares	Amount ($)
Issued and outstanding, June 30, 2025	229,737,994	$385,392,707
Shares issued pursuant to the Transaction	84,496,766	$208,643,458
Pro forma issued and outstanding, June 30, 2025	314,234,760	$594,036,165